CUSIP No. 32022K102	SCHEDULE 13D	Page 1 of 28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

FIRST FINANCIAL NORTHWEST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

32022K102

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

with a copy to:

Spencer L. Schneider, Esq.

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 267-6900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32022K102	SCHEDULE 13D	Page 2 of 28

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Value Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,603,298
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,603,298
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,603,298
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 8.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 3 of 28

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Value Partners V, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,603,298
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,603,298
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,603,298
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 8.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 4 of 28

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Value Partners VI, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,603,298
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,603,298
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,603,298
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 8.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 5 of 28

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Value Partners VII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,603,298
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,603,298
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,603,298
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 8.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 6 of 28

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,603,298
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,603,298
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,603,298
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 8.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 7 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,603,298
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,603,298
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,603,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 8 of 28

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Associates Insurance Fund of The S.A.L.I. Multi-Series Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,603,298
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,603,298
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,603,298
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 8.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 9 of 28

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Value LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,603,298
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,603,298
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,603,298
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 8.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 32022K102	SCHEDULE 13D	Page 10 of 28

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Advisers LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,603,298
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,603,298
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,603,298
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 8.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 32022K102	SCHEDULE 13D	Page 11 of 28

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Joseph Stilwell
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,603,298
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,603,298
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,603,298
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 8.5%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 32022K102	SCHEDULE 13D	Page 12 of 28

Item 1.  Security and Issuer

This is the seventh amendment (this "Seventh Amendment") to the original Schedule 13D, which was filed on September 12, 2011 (the "Original Schedule 13D"), amended on November 7, 2011 (the "First Amendment"), on January 12, 2012 (the "Second Amendment"), on February 15, 2012 (the "Third Amendment"), on February 24, 2012 (the "Fourth Amendment"), on April 5, 2012 (the "Fifth Amendment"), and on May 29, 2012 (the "Sixth Amendment"). This Seventh Amendment is being filed jointly by Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"); Stilwell Value Partners V, L.P., a Delaware limited partnership ("Stilwell Value Partners V"); Stilwell Value Partners VI, L.P., a Delaware limited partnership ("Stilwell Value Partners VI"); Stilwell Value Partners VII, L.P., a Delaware limited partnership ("Stilwell Value Partners VII"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., a Delaware limited partnership ("Stilwell SALI Fund"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates; Stilwell Advisers LLC, a Delaware limited liability company ("Stilwell Advisers"); and Joseph Stilwell, the managing member of and owner of more than 99% of the equity in Stilwell Value LLC, the general partner of Stilwell Partners and the managing and sole member of Stilwell Advisers. All the filers of this statement are collectively referred to herein as the "Group."

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of First Financial Northwest, Inc. (the "Company"). The address of the principal executive offices of the Company is 201 Wells Avenue South, Renton, Washington 98057. The amended joint filing agreement of the members of the Group is attached as Exhibit 2 to the First Amendment.

Item 2.  Identity and Background

(a)-(c)  This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, Stilwell Partners, Stilwell Associates and Stilwell SALI Fund, in Joseph Stilwell's capacities as the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates, the general partner of Stilwell Partners, and the managing and sole member of Stilwell Advisers, which provides investment advice to Stilwell SALI Fund.

The business address of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, Stilwell Partners, Stilwell Associates, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Stilwell SALI Fund and Stilwell Advisers is 315 Clocktower Commons, Brewster, New York 10508.

CUSIP No. 32022K102	SCHEDULE 13D	Page 13 of 28

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, Stilwell Partners, Stilwell Associates and Stilwell SALI Fund are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, Stilwell Associates and related partnerships. Stilwell Advisers is in the business of serving as the investment subadviser to Stilwell SALI Fund.

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Joseph Stilwell is a citizen of the United States..

Item 3.  Source and Amount of Funds or Other Consideration

Since the filing of the Second Amendment, no funds have been expended to acquire additional shares of Common Stock.

All purchases of shares of Common Stock made by the Group using funds borrowed from Fidelity Brokerage Services LLC or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

We are filing this Seventh Amendment to report that we have sued the Company, the Inspector of Elections (Raymond J. Riley), and Victor Karpiak for disenfranchising our votes. The suit seeks a Court order removing Mr. Karpiak from the board and replacing him with Spencer Schneider.

We ran the election on the basis that Mr. Karpiak be removed from the board and the Company. We asked shareholders to only vote for us if they believed Mr. Karpiak should be removed from the board and the Company and that the Company be sold. We received a substantial majority of the shareholder vote. The Company urged Mr. Riley to invalidate our votes, which he did. We filed suit on June 7, 2012, and a copy of the complaint is attached as Exhibit 4 to this Seventh Amendment.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than five percent positions in 39 other publicly traded companies. For simplicity, these affiliates are referred to as the "Group", "we", "us", or "our." In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares. The filings are described below.

CUSIP No. 32022K102	SCHEDULE 13D	Page 14 of 28

On May 1, 2000, we filed a Schedule 13D to report a position in Security of Pennsylvania Financial Corp. ("SPN"). We scheduled a meeting with senior management to discuss ways to maximize the value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN's acquisition. We then sold our shares on the open market.

On July 7, 2000, we filed a Schedule 13D to report a position in Cameron Financial Corporation ("Cameron"). We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite our representatives to join the board, writing to other Cameron shareholders to express our dismay with management's inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp., and we sold our shares on the open market.

On January 4, 2001, following the announcement by Community Financial Corp. ("CFIC") of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries, we filed a Schedule 13D to report our position. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation, and we sold our shares on the open market.

On February 23, 2001, we filed a Schedule 13D to report a position in Montgomery Financial Corporation ("Montgomery"). On April 20, 2001, we met with Montgomery's management, and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery were sold. Eleven days after we filed our Schedule 13D, however, Montgomery's board amended its bylaws to make it more difficult for us to run an alternate slate by limiting the pool of potential nominees to local persons with a banking relation and shortening the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired a banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

On June 14, 2001, we filed a Schedule 13D reporting a position in HCB Bancshares, Inc. ("HCBB"). On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve the financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB's outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired a banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc. and we sold our shares on the open market.

CUSIP No. 32022K102	SCHEDULE 13D	Page 15 of 28

On December 15, 2000, we filed a Schedule 13D reporting a position in Oregon Trail Financial Corp. ("OTFC"). In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our nominees on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC's shareholder list, but it refused. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned it. We also sued two OTFC directors alleging that one had violated OTFC's residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC's shareholders elected our candidate by a 2-1 margin. In the five months after the filing of our first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce their current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw their lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger, and we sold substantially all of our shares on the open market.

On November 25, 2002, we filed a Schedule 13D reporting a position in American Physicians Capital, Inc. ("ACAP"). The Schedule 13D disclosed that on January 18, 2002, Michigan's insurance department had approved our request to solicit proxies to elect two directors to ACAP's board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee, Spencer L. Schneider, Esq., to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per-share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers' compensation insurance businesses. ACAP then announced that it had retained Sandler O'Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its President and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new President and CEO. On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Mr. Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our nominees remaining on ACAP's board. On May 8, 2008, our nominees were re-elected to three-year terms expiring in 2011. On passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company.

CUSIP No. 32022K102	SCHEDULE 13D	Page 16 of 28

On June 30, 2003, we filed a Schedule 13D reporting a position in FPIC Insurance Group, Inc. ("FPIC"). On August 12, 2003, Florida's insurance department approved our request to hold more than 5% of FPIC's shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC's management had taken steps to increase shareholder value and because its market price increased and reflected fair value in our estimation, we sold our shares on the open market, decreasing our holdings below five percent. Our nominee was invited to remain on the board after we sold our stake.

On March 29, 2004, we filed a Schedule 13D reporting a position in Community Bancshares, Inc. ("COMB"). We disclosed our intention to meet with COMB's management and evaluate management's progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB's challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB's management had made good progress, COMB's return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, we also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation, and we sold our shares on the open market.

On June 20, 2005, we filed a Schedule 13D reporting a position in Prudential Bancorp, Inc. of Pennsylvania ("PBIP"). Most of PBIP's shares are held by the Prudential Mutual Holding Company (the "MHC"), which is controlled by PBIP's board. The MHC controls most corporate decisions coming up for a shareholder vote, such as the election of directors. But regulations promulgated by the FDIC previously barred the MHC from voting on PBIP's management stock benefit plans, and PBIP's IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Mr. Stilwell on the board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP's voting public shares were withheld from voting on management's nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the "Fed") about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC's position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP's directors at the 2007 annual meeting. At the meeting, 75% of PBIP's voting public shares were withheld. Also during the annual meeting, PBIP's President and Chief Executive Officer, in response to a question posed by Mr. Stilwell, was unable to state the meaning of per share return on equity. On March 7, 2007, we disclosed that we were publicizing the results of PBIP's elections and its directors' unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

CUSIP No. 32022K102	SCHEDULE 13D	Page 17 of 28

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP's directors at the 2008 annual meeting of shareholders. At the February 4, 2008 annual meeting, an average of 77% of PBIP's voting public shares withheld their votes. Excluding shares held in PBIP's ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court's August 15, 2007 order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP's stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management, and, in exchange, PBIP agreed, subject to certain conditions, to repurchase up to 3 million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5 percent as a result of open market sales and sales of common stock to PBIP.

On January 19, 2006, we filed a Schedule 13D reporting a position in SCPIE Holdings Inc. ("SKP"). We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP's shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP's directors were elected. On December 14, 2006, SKP agreed to place Mr. Stilwell on the board. On October 16, 2007, Mr. Stilwell resigned from SKP's board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved.

On July 27, 2006, we filed a Schedule 13D reporting a position in Roma Financial Corp. ("ROMA"). Nearly 70% of ROMA's shares are held by a mutual holding company (like NECB, PBIP, WMPN, and MLVF) controlled by ROMA's board. In April 2007, we engaged in a proxy solicitation at ROMA's first annual meeting, urging shareholders to withhold their vote from management's slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it promptly announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management's prompt implementation of shareholder-friendly capital allocation plans, we supported management's adoption of stock benefit plans at the 2008 shareholder meeting, and we sold our shares in the open market.

CUSIP No. 32022K102	SCHEDULE 13D	Page 18 of 28

On November 5, 2007, we filed a Schedule 13D reporting a position in NorthEast Community Bancorp, Inc. ("NECB"). A majority of NECB's shares are held by a mutual holding company (like PBIP, ROMA, WMPN, and MLVF) controlled by NECB's board. We presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management's interests to shareholder returns. NECB’s management responded to the proposal with a form letter. On July 1, 2010, we delivered a written demand to NECB demanding to inspect its shareholder list. On July 22, 2010, NECB announced its first ever share repurchase plan. NECB, however, refused to supply us with the shareholder list. Therefore, on July 23, 2010, we sued NECB in federal court in New York seeking an order compelling compliance. On August 31, 2010, NECB produced the list of shareholders to us and we dismissed the lawsuit. We have written to shareholders expressing our belief that NECB’s directors have not properly overseen management. On October 3, 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. On November 2, 2011, we filed a lawsuit against NECB's board of directors, personally and derivatively, for abuse of a federal bank charter to perpetuate nepotism. On November 16, 2011, we sent a letter to the Securities and Exchange Commission arguing that Part II, Item 1 of NECB's Form 10-Q, filed on November 14, 2011, is misleading in regards to our lawsuit.

On May 23, 2008, we filed a Schedule 13D reporting a position in William Penn Bancorp, Inc. ("WMPN"). A majority of WMPN's shares are held by a mutual holding company (like PBIP, ROMA, NECB, and MLVF) controlled by WMPN's board. We hope to work with management in maximizing shareholder value. We provided a PowerPoint presentation to management regarding our views on capital allocation.

On May 30, 2008, we filed a Schedule 13D reporting a position in Malvern Federal Bancorp, Inc. ("MLVF"). A majority of MLVF's shares are held by a mutual holding company (like PBIP, NECB, ROMA, and WMPN) controlled by MLVF's board. We hope to work with management in maximizing shareholder value. On October 26, 2010, we mailed a letter to MLVF demanding that it pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF's directors demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, The Honorable Judge Howard F. Riley, Jr., overruled the director defendants' preliminary objections to the derivative lawsuit. On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit.

CUSIP No. 32022K102	SCHEDULE 13D	Page 19 of 28

On November 7, 2008, we filed a Schedule 13D reporting a position in Kingsway Financial Services Inc. ("KFS"). We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats on the board. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee, Spencer L. Schneider, was elected chairman of the board. In addition, the CEO and CFO were fired for incompetence and insubordination. By November 3, 2009, all of the legacy directors had resigned from the board. On May 27, 2010, Mr. Stilwell and Mr. Schneider were re-elected to the board. On June 1, 2010, Mr. Swets was appointed CEO. During the time the Group has had board representation, KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks.

On December 29, 2008, we filed a Schedule 13D reporting a position in First Savings Financial Group, Inc. ("FSFG"). We met with management in New York. FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5 percent.

On March 12, 2009, we filed a Schedule 13D reporting a position in Alliance Bancorp, Inc. of Pennsylvania ("ALLB"). When we announced our reporting position, a majority of ALLB's shares were held by a mutual holding company (like NECB, PBIP, ROMA, WMPN, and MLVF) controlled by ALLB's board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB will do well if management focuses on profitability.

On September 24, 2010, we filed a Schedule 13D reporting a position in FedFirst Financial Corporation ("FFCO"). We hope to work with management and the board to maximize shareholder value.

On October 8, 2010, we filed a Schedule 13D reporting a position in Wayne Savings Bancshares, Inc. ("WAYN"). We hope to work with management and the board to maximize shareholder value.

On October 18, 2010, we filed a Schedule 13D reporting a position in Standard Financial Corp. ("STND"). We hope to work with management and the board to maximize shareholder value.

On January 3, 2011, we filed a Schedule 13D reporting a position in Home Federal Bancorp, Inc. of Louisiana ("HFBL"). We hope to work with management and the board to maximize shareholder value.

CUSIP No. 32022K102	SCHEDULE 13D	Page 20 of 28

On February 7, 2011, we filed a Schedule 13D reporting a position in Wolverine Bancorp, Inc. ("WBKC"). We hope to work with management and the board to maximize shareholder value.

On February 28, 2011, we filed a Schedule 13D reporting a position in SP Bancorp, Inc. ("SPBC"). We hope to work with management and the board to maximize shareholder value.

On March 28, 2011, we filed a Schedule 13D reporting a position in Eureka Financial Corp. ("EKFC"). We hope to work with management and the board to maximize shareholder value.

On April 1, 2011, we filed a Schedule 13D reporting a position in Harvard Illinois Bancorp, Inc. ("HARI"). On February 7, 2012, we stated our intention to nominate a director at HARI's 2012 annual meeting of stockholders and also disclosed the names of our nominee and alternate nominee. On March 2, 2012, we sent a letter to HARI's stockholders expressing our belief that HARI should seek a stronger community bank as a merger partner. We mailed our proxy materials to HARI's stockholders in April 2012 seeking election of our nominee. On May 25, 2012, we reported that our nominee was not elected to the HARI board of directors and that we intend to run a board nominee at the HARI annual stockholders meeting next year.

On April 11, 2011, we filed a Schedule 13D reporting a position in Fraternity Community Bancorp, Inc. ("FRTR"). We hope to work with management and the board to maximize shareholder value.

On April 18, 2011, we filed a Schedule 13D reporting a position in Sunshine Financial, Inc. ("SSNF"). We hope to work with management and the board to maximize shareholder value.

On July 5, 2011, we filed a Schedule 13D reporting a position in Jacksonville Bancorp, Inc. ("JSXB"). We hope to work with management and the board to maximize shareholder value.

On July 11, 2011, we filed a Schedule 13D reporting a position in Naugatuck Valley Financial Corporation ("NVSL"). We hope to work with management and the board to maximize shareholder value.

On August 24, 2011, we filed a Schedule 13D reporting a position in Colonial Financial Services, Inc. ("COBK"). We hope to work with management and the board to maximize shareholder value.

On September 23, 2011, we filed a Schedule 13D reporting a position in Poage Bankshares, Inc. ("PBSK"). We hope to work with management and the board to maximize shareholder value.

On September 29, 2011, we filed a Schedule 13D reporting a position in United Insurance Holdings Corp. ("UIHC"). We hope to work with UIHC to maximize shareholder value.

On October 7, 2011, we filed a Schedule 13D reporting a position in Provident Financial Holdings, Inc. (“PROV”). We hope to work with management and the board to maximize shareholder value.

CUSIP No. 32022K102	SCHEDULE 13D	Page 21 of 28

On October 24, 2011, we filed a Schedule 13D reporting a position in ASB Bancorp, Inc. ("ASBB"). We hope to work with management and the board to maximize shareholder value.

On November 21, 2011, we filed a Schedule 13D reporting a position in Sound Financial, Inc. ("SNFL"). We hope to work with management and the board to maximize shareholder value.

On January 19, 2012, we filed a Schedule 13D reporting a position in West End Indiana Bancshares, Inc. ("WEIN"). We hope to work with management and the board to maximize shareholder value.

On March 5, 2012, we filed a Schedule 13D reporting a position in IF Bancorp ("ANCB"). We hope to work with management and the board to maximize shareholder value.

On May 7, 2012, we filed a Schedule 13D reporting a position in Anchor Bancorp, Inc. ("IROQ"). We hope to work with management and the board to maximize shareholder value.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 18,805,168, reported as the number of outstanding shares as of May 4, 2012, in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 10, 2012.

(A)	Stilwell Value Partners II

(a)	Aggregate number of shares beneficially owned: 1,603,298

Percentage: 8.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,603,298

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,603,298

(c)	Stilwell Value Partners II has not purchased or sold shares of Common Stock since the filing of the Original Schedule 13D.

(d)   Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

CUSIP No. 32022K102	SCHEDULE 13D	Page 22 of 28

(B)	Stilwell Value Partners V

(a)	Aggregate number of shares beneficially owned: 1,603,298

Percentage: 8.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,603,298

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,603,298

(c)	Stilwell Value Partners V has not purchased or sold shares of Common Stock since the filing of the Second Amendment.

(d)   Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners V, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners V, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners V. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners V with regard to those shares of Common Stock.

(C)	Stilwell Value Partners VI

(a)	Aggregate number of shares beneficially owned: 1,603,298

Percentage: 8.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,603,298

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,603,298

(c)	Stilwell Value Partners VI has not purchased or sold shares of Common Stock since the filing of the First Amendment.

(d)   Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VI, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VI, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VI. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VI with regard to those shares of Common Stock.

(D)	Stilwell Value Partners VII

(a)	Aggregate number of shares beneficially owned: 1,603,298

Percentage: 8.5%

CUSIP No. 32022K102	SCHEDULE 13D	Page 23 of 28

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,603,298

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,603,298

(c)	Stilwell Value Partners VII has not purchased or sold shares of Common Stock since the filing of the Original Schedule 13D.

(d)   Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VII, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VII. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VII with regard to those shares of Common Stock.

(E)	Stilwell Partners

(a)	Aggregate number of shares beneficially owned: 1,603,298

Percentage: 8.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,603,298

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,603,298

(c)	Stilwell Partners has not purchased or sold shares of Common Stock since the filing of the Original Schedule 13D.

(d)   Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(F)	Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 1,603,298

Percentage: 8.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,603,298

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,603,298

(c)	Stilwell Associates has not purchased or sold shares of Common Stock since the filing of the First Amendment.

(d)   Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

CUSIP No. 32022K102	SCHEDULE 13D	Page 24 of 28

(G)	Stilwell SALI Fund

(a)	Aggregate number of shares beneficially owned: 1,603,298

Percentage: 8.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,603,298

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,603,298

(c)	Stilwell SALI Fund has not purchased or sold shares of Common Stock since the filing of the Original Schedule 13D.

(d)   Because he is the managing and sole member of Stilwell Advisers, which is the investment subadviser to Stilwell SALI Fund, Joseph Stilwell has the power to direct the affairs of Stilwell SALI Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell SALI Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell SALI Fund with respect to those shares of Common Stock.

(H)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 1,603,298

Percentage: 8.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,603,298

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,603,298

(c)	Stilwell Value LLC has made no purchases of shares of Common Stock.

(d)   Because he is the managing member and 99% owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates.

(I)	Stilwell Advisers

(a)	Aggregate number of shares beneficially owned: 1,603,298

Percentage: 8.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,603,298

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,603,298

CUSIP No. 32022K102	SCHEDULE 13D	Page 25 of 28

(c)	Stilwell Advisers has made no purchases of shares of Common Stock.

(d)   Because he is the managing and sole member of Stilwell Advisers, Joseph Stilwell has the power to direct the affairs of Stilwell Advisers. Stilwell Advisers is the investment subadviser to Stilwell SALI Fund. Therefore, Stilwell Advisers may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell SALI Fund.

(J)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 1,603,298

Percentage: 8.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,603,298

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,603,298

(c)	Joseph Stilwell has not purchased or sold shares of Common Stock since the filing of the Original Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 2 to the First Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates, and Joseph Stilwell, in his capacity as the general partner of Stilwell Partners, and managing member and 99% owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

CUSIP No. 32022K102	SCHEDULE 13D	Page 26 of 28

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated September 12, 2011, filed with the Original Schedule 13D
2	Amended Joint Filing Agreement, dated November 7, 2011, filed with the First Amendment
3	Non-Disclosure Agreement, dated January 11, 2012, filed with the Second Amendment
4	Complaint, dated June 7, 2012

CUSIP No. 32022K102	SCHEDULE 13D	Page 27 of 28

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2012

STILWELL VALUE PARTNERS II, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL VALUE PARTNERS V, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL VALUE PARTNERS VI, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL VALUE PARTNERS VII, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL PARTNERS, L.P.
/s/ Joseph Stilwell
By:	Joseph Stilwell
General Partner

CUSIP No. 32022K102	SCHEDULE 13D	Page 28 of 28

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ASSOCIATES INSURANCE FUND OF THE S.A.L.I. MULTI-SERIES FUND L.P.

By:	STILWELL ADVISERS LLC
Investment Subadviser

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL VALUE LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

STILWELL ADVISERS LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

EXHIBIT 4

The Honorable Beth Andrus

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

STILWELL VALUE PARTNERS II, L.P., a Delaware Limited Partnership, STILWELL VALUE PARTNERS V, L.P., a Delaware Limited Partnership, STILWELL VALUE PARTNERS VI, L.P., a Delaware Limited Partnership, STILWELL VALUE PARTNERS VII, L.P., a Delaware Limited Partnership, STILWELL PARTNERS, L.P., a Delaware Limited Partnership, STILWELL ASSOCIATES, L.P., a Delaware Limited Partnership, STILWELL ASSOCIATES INSURANCE FUND of the S.A.L.I. MULTI-SERIES FUND, L.P., a Delaware Limited Partnership, and SPENCER L. SCHNEIDER, an individual,

Plaintiffs,

v.

FIRST FINANCIAL NORTHWEST, INC., a Washington corporation, RAYMOND J. RILEY, an individual, and VICTOR KARPIAK, an individual,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	No. 12-2-20022-0 KNT COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR EXPEDITED WRITS AND RELIEF REQUESTED

Plaintiffs allege as follows:

NATURE OF THE ACTION

1.          At the 2012 Annual Meeting (“Shareholder Meeting”) of First Financial Northwest, Inc. (“First Financial” or “the Company”), delivered proxies and proxy reporting service tabulations representing eight million voting shares to the Inspector of Election. Those eight million shares, representing a clear majority in the election for directors, were not counted at all. As a result, the current Chairman and Chief Executive Officer of the Company, defendant Victor Karpiak, was declared the winner over plaintiff Spencer L. Schneider – even though Karpiak actually lost the shareholder election by a very substantial margin. If the eight million votes for Schneider (“Schneider Votes”) were counted in the election, he would have prevailed over Karpiak by a 57% to 43% margin. By disallowing the eight million Schneider votes, Karpiak’s six million votes were wrongfully allowed to prevail in the election.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 1	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

2.          There is no question that the eight million Schneider Votes were the valid expression of the shareholders’ intent to vote at the meeting for Schneider and against Karpiak. And the eight million Schneider Votes, manifested in proxies or proxy reporting service tabulations clearly declaring their intent on their face, were actually submitted and delivered to the Inspector of Election (the defendant Mr. Riley), and to First Financial by plaintiffs prior to the time of the Shareholder Meeting. They should have been counted. Yet, after Riley spent hours tabulating plaintiffs’ votes and preliminarily declared Schneider the winner, Riley chose to do an about-face and treat those valid proxy votes as “non-votes” at the self-interested urging of First Financial’s management, solely because there was not an additional piece of paper – a so-called master ballot – redundantly reiterating what was already clear from the tabulations and their delivery, i.e., that plaintiffs were casting those votes in favor of Schneider, as they had announced months ago that they would do and as they had been instructed to do by the shareholders. So absurd and far-sweeping was Riley’s determination that even plaintiffs’ own votes of its 1.6 million shares in favor of Schneider were disregarded even though plaintiffs were present at the meeting.

3.          Moreover, within minutes of First Financial raising the purported need for submission of this additional piece of paper, a signed master ballot was submitted on behalf of plaintiffs, even though this additional step was unnecessary given the clear previous manifestations of intent by plaintiffs and Riley’s conduct. Yet, even then, Riley chose to disregard the eight million Schneider Votes.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 2	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

4.          This is a travesty of corporate governance. And the result is that an incumbent director that a majority of shareholders sought to evict from his position will instead now illegitimately continue to be in a position to make fundamental, irrevocable decisions about the corporation’s path and future, against the shareholders’ wishes.

5.          This is a statutory action seeking an expedited Court Order declaring that the shareholder proxy votes for Schneider should have been counted as votes in the election of directors. Immediate relief is sought to count the Schneider Votes and require defendant Riley to revise his final certification of the directors’ vote. This relief will result in Schneider defeating Karpiak in the director election by two million votes.

PARTIES

6.          The Stilwell Group is a group of private investment funds. As of the date of their Proxy Statement, members of the Stilwell Group owned 1,603,298 shares of common stock in First Financial or 8.5% of the outstanding shares. On information and belief, the Stilwell Group is the largest unaffiliated shareholder of First Financial, second only to the Company’s employee stock option plan.

7.          The plaintiff Stilwell Group members are each Delaware limited partnerships and consist of the following:

•	Stilwell Value Partners II, L.P.;

•	Stilwell Value Partners V, L.P.;

•	Stilwell Value Partners VI, L.P.;

•	Stilwell Value Partners VII, L.P.;

•	Stilwell Partners, L.P.;

•	Stilwell Associates, L.P.; and

•	Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 3	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

8.          Plaintiff Spencer L. Schneider is General Counsel of the Stilwell Group and was a nominee for election to the First Financial Board of Directors at the Shareholder Meeting for a three-year term. He previously was a member of the Board of Directors of American Physicians Capital, Inc. and is currently the Chairman of the Board of Kingsway Financial Services, Inc. As described further below, he served as a director of First Financial from January 11, 2012, until February 15, 2012.

9.          Defendant Victor Karpiak is the President and CEO of First Financial, and an incumbent member of the First Financial Board of Directors who was standing for reelection for a three-year term at the Shareholder Meeting. Karpiak has served as President of First Financial and its predecessor since 2002. The Company has performed very poorly over the last five years, losing a cumulative amount of $90 million over that time. As a result, it was placed under regulatory supervision by federal and state banking regulators. Despite this track record of monetary losses, Karpiak over the past five years earned over $5 million from the Company. The Stilwell Group made his excessive compensation a campaign issue in the proxy contest.

10.          Defendant Raymond J. Riley is employed by an election administration firm, Carl T. Hagberg & Associates. First Financial had engaged Riley through Carl Hagberg & Associates, to serve as inspector of election at the Shareholder Meeting (the “Inspector of Election” or the “Inspector”).

11.          Defendant First Financial, a Washington corporation, is the parent holding company of First Savings Bank Northwest, Inc., a Washington chartered stock savings bank which has its sole branch in Renton, Washington.

JURISDICTION

12.          This Court has jurisdiction under Wash. Const. Art. IV § 6, RCW 23B.07.035, RCW 23B.07.240, RCW 7.4.010 and RCW 7.56.020.

13.          Venue is proper in this Court under RCW 4.12.025 as First Financial’s principal place of business is in King County, Washington.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 4	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

BACKGROUND

14.          First Financial was formed in June 2007 following a demutualization transaction which raised over $200 million from public shareholders. The Company is the holding company for First Savings Bank Northwest, which was first organized in 1923. As of December 31, 2011, the Company had total assets of $1.1 billion. In recent years, First Financial has performed poorly, suffering significant and continuing losses. Its net book value and its stock price have declined precipitously. Management mistakes include excessive exposure to construction and rental property lending and high operating costs, including exorbitant executive compensation.

15.          In this context, the Stilwell Group decided to invest in First Financial because it believed that it could be turned in a new direction for the benefit of the shareholders. On September 12, 2011, the Stilwell Group filed a Schedule 13D with the Securities and Exchange Commission (“SEC”) disclosing that it had accumulated 1,488,016 common shares in First Financial and stating its intention to seek a representative on First Financial’s Board of Directors. (All of the SEC documents cited herein are available online through the web-based EDGAR System.)

16.          Representatives of the Stilwell Group first met with Karpiak and counsel for First Financial in October 2011 to request board representation. At this meeting, First Financial indicated its willingness to appoint Schneider to the Board, subject to Board and regulatory approval. After regulatory approval was obtained in December 2011, the Board appointed Schneider as a director.

17.          After five weeks of serving on the Board, Schneider concluded that in his opinion, the Board was not acting in the best interest of shareholders or taking his concerns seriously, specifically with respect to immediately adopting austerity measures and taking steps to sell the Company. Stunned by the actions and inactions of management, Schneider resigned from the Board on February 15, 2012. In an amended Schedule 13D filing dated February 22, 2012, the Stilwell Group stated that “[the Group] believes we can better maximize shareholder value by running a contested election for Board seats at the upcoming annual meeting.” In sum, the Stilwell Group decided to seek the election of Schneider to the Board to send a strong message of shareholder dissatisfaction to the Board and management. In effect, as described in plaintiffs’ proxy solicitation materials, the vote was to be a shareholder referendum for a mandate not only to remove Karpiak from the Board, but to fire him as CEO and to sell the company.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 5	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

18.          It is only through shareholder votes that shareholders get to have a say in how their company is being run by management and the Board. Every day the public asks for changes in corporate cultures – shareholder votes are how that change comes about. What happened next is nothing short of an annulment and silencing of eight million shares – a majority of the company owners – that spoke up against the incumbent management and Board of Directors.

19.          The First Financial Board consists of eight members. Three of the directors, including Karpiak, were up for election at the Shareholder Meeting for a three year term. The two other directors who were up for election were Mr. Scott Gaspard and Mr. Daniel L. Stevens. At the Shareholder Meeting, the Stilwell Group nominated and sought to elect Schneider as a director and vote out Karpiak. Other matters to be voted on at the Shareholder Meeting included a vote on the compensation of certain officers, including Karpiak, and a ratification of the retention of the Company’s auditors for 2012.

THE PROXY SOLICITATION

20.          First Financial’s Shareholder Meeting was scheduled for May 24, 2012, at the Carco Theater in Renton, Washington. In addition to giving notice of the time and location of a shareholder meeting, public companies, like First Financial, issue proxy statements and solicit proxies to provide shareholders of record an opportunity to vote. Shareholders in publicly-traded companies, who may be scattered around the nation or globe, primarily vote their shares by proxy, with the proxy designed to provide evidence of the shareholder’s intention to vote the shares in a particular way. When contested elections occur, both management and non-management may solicit proxies from shareholders known to the company; management solicits proxies by use of a colored card and the dissident group uses a different color card. In this case, the Company’s proxy card was white and Stilwell’s proxy card was green. White cards were votes for Karpiak and green cards were votes for Schneider. For the vast majority of shareholders whose shares are held in brokerage accounts proxies are handled somewhat differently as described below.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 6	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

21.          The Washington Corporation Code provides that “A shareholder may vote the shareholders’ shares in person or by proxy.” RCW 23B.07.220. First Financial’s Bylaws also provide for proxies submitted by the shareholders to be voted at the Shareholder’s Meeting: “all proxies shall be filed with the Secretary of the Company before or after announcement of meeting.” The matters to be voted upon at the Shareholder Meeting were to be decided by a majority of the shares voting, including through proxies.

22.          Under Section 14 of the Securities and Exchange Act of 1934, the SEC regulates the proxy soliciting process. Once proxy materials (which include proxy statements and proxy cards) are cleared by the SEC, both sides file definitive proxy materials with the SEC and send them to shareholders.

23.          Proxy materials are distributed to “record holders,” shareholders whose ownership is listed on the company’s books and records (such shareholders will hold certificates of shares), and to beneficial owners, also referred to as “street name” owners, who hold their shares in accounts through intermediaries, such as a brokerage broker-dealer or a bank. These “street name” owners are the vast majority of owners.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 7	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

24.          Like most public companies, almost all of First Financial shareholders are street name owners who hold their shares through broker-dealers brokerages or banks. Broker-dealers or banks typically retain a “proxy reporting service” to distribute both sides’ proxies to their customers. Examples of some of these proxy reporting services include Broadridge and Mediant. After receiving a proxy, the shareholders/customers provide voting instructions directly to the proxy reporting service. Prior to the shareholder meeting, the proxy reporting services submit tabulations (printed out reports) of the proxy votes they have received and represent. In recent years, the voting intention of most shares (in this case 99% of the Schneider vote) is communicated in this process.

25.          “Proxy solicitors” are hired by both parties in the election contest to help solicit proxies by contacting shareholders to encourage them to vote on their proxies for them. The Stilwell Group retained D.F. King & Company as its proxy solicitor. D.F. King’s employee who served as the proxy solicitor at the Shareholder Meeting was Ms. Rebecca Kral (“Stilwell’s Proxy Solicitor”). The Company also hired a Proxy Solicitor, Mr. Artie Regan (“First Financial’s Proxy Solicitor” or “the Company’s Proxy Solicitor”).

26.          On March 29, 2012, in accordance with the Company’s bylaws, the Stilwell Group delivered its notice of intent to nominate Schneider and Mr. Joseph Stilwell as directors at the 2012 Shareholders Meeting. A true and correct copy of the notice of intent is attached hereto as Exhibit A. For unrelated reasons, the Stilwell Group later determined to nominate only one candidate; Schneider.

27.          On April 9, 2012, the Stilwell Group filed its definitive Form 14A Proxy Statement with the SEC initiating the contested election. Thereafter the Proxy Statement was mailed to First Financial shareholders. The Stilwell Group’s Proxy Statement solicited shareholder proxies marked to vote for Schneider in the director vote and against the executive compensation.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 8	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

28.          The Stilwell Group’s letter to shareholders enclosing its proxy materials informed shareholders that:

“IF YOU ARE A RECORD HOLDER * * * PLEASE SIGN AND DATE YOUR GREEN PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE. * * * IF YOUR SHARES ARE HELD IN ‘STREET NAME’ BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THEM TO VOTE THE GREEN PROXY CARD ON YOUR BEHALF.”

Form 14A, p.2 (emphasis in original).

29.          The Stilwell Group’s Proxy Statement informed shareholders that “this proxy, when properly executed will be voted in the manner directed herein by the undersigned shareholder.” For street name shareholders; they report via firms like Broadridge.

30.          The Company’s Notice of Annual Meeting urged shareholders:

“It is important that your shares are represented at the meeting, whether or not you attend in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to complete and mail the enclosed white proxy card as promptly as possible or to vote by telephone or the Internet, following the instructions on the white proxy card.”

(Emphasis in original). Proxy Letter. The Company’s form of proxy informed shareholders that “this proxy will be voted as directed[.]” Proxy p. 67. As with the challenger, street name shareholders also can express their vote for the company candidate via firms like Broadridge.

31.          On April 30, 2012, the Stilwell Group disseminated a further communication to shareholders concerning the upcoming vote for directors, which included the following statements:

•	“In this election, if you think our Bank should consider buying another bank (or banks), vote for management’s slate;

•	If you want to give Victor Karpiak another chance to remain CEO, vote for management’s slate;

•	If you want to maintain a ‘director emeritus’ program, paying the retired directors who led our Bank into its losses, and if you want to keep their pictures hanging on the walls, vote for management’s slate; . . .

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 9	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

•	If you believe that management compensation should consist of salary, cash bonuses, stock options, restricted stock, matching contributions for 401(k) plans, ESOP participation, executive supplemental retirement pension (payable at age 60), ‘evergreen’ employment and severance agreements, club dues, and a car allowance-then please vote for management’s slate.

•	However, if you favor accountability for management and for the board, vote for our nominee. We think Victor should be fired. .. . .

•	If you want our Bank to be sold to the highest bidder, vote for our nominee. We’ll take your mandate and push to get the best price in a sale as quickly as possible.”

32.          As of the record date for the Shareholder Meeting, there were 18,805,168 common shares outstanding. The Stilwell Group, whose own shares are held primarily in street name, issued instructions to its broker’s agent, Broadridge, to vote all of its 1,603,298 shares in favor of Schneider. The Stilwell Group also obtained another 6.4 million proxies for a total of eight million shares to be voted for Schneider. The Broadridge tally “for” Schneider alone was in excess of 6,760,000 votes.

THE SHAREHOLDER MEETING

33.          Prior to the meeting, the Company provided “Ground Rules for Conduct of Annual Meeting of Shareholders.” (A true and correct copy of the Ground Rules is attached as Exhibit B hereto.) The Ground Rules provided certain procedures for the Inspector of Election to follow in reviewing the proxies and ballots and thereafter considering any challenges to these votes. The Ground Rules provide for all valid proxies to be counted as votes: “The Inspector of Election will be instructed to accept or reject ballots and proxies in accordance with the proxy validation rules,” which were presumptions created by defendant Riley’s employer and agreed to by the Company, its directors, and the Stilwell Group to evaluate whether proxies are valid.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 10	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

34.          The Ground Rules further provided for tabulations received from proxy reporting services (like Broadridge) to be included within the counted votes:

“Upon completion of an initial review of all ballots (including proxy holder ballots and the tabulation from all proxy reporting services) and upon the conclusion of the period for challenges, the Inspector of Elections will perform an initial count of the vote.”

With respect to the tabulation of “proxy reporting services,” the Ground Rules additionally stated that “the tabulation of shares submitted by brokers, banks and the agents will be presumed to accurately report the vote of shares held in street name through clearing brokers and other fiduciaries who utilize such services voting for any nominee.” (Emphasis added.)

35.          On the day of the Shareholder Meeting, an Agenda was distributed at and in advance of the Meeting by First Financial. The Agenda for the Shareholder Meeting instructed shareholders that if they had already executed a proxy, a ballot was not necessary: “You do not need to turn in a ballot if you have already voted by proxy and do not wish to change your vote.” A true and correct copy of the Agenda is attached as Exhibit C hereto.

36.          The Washington Corporation Code requires a publicly-traded corporation to appoint one or more inspectors to act at a meeting of shareholders and make a written report of the inspector’s determinations.” The Inspector is required to sign an oath “faithfully to execute the duties of inspector with strict impartiality and according to the best of the inspector’s ability.” RCW 23B.07.035. The statute also requires that “The inspectors shall: (a) Ascertain the number of shares outstanding and the voting power of each; (b) Determine the shares represented at a meeting; (c) Determine the validity of proxies and ballots; (d) Count all the votes; and (e) Determine the result.” Id. (emphasis added). First Financial, without consulting plaintiffs, appointed Riley to serve as Inspector of Election at the Shareholder Meeting.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 11	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

37.          On May 24, 2012, Joseph Stilwell, the principal of the Stilwell Group, Schneider and the Stilwell Group’s Proxy Solicitor arrived at 8 a.m. at the location for the Shareholder Meeting. At 8:15 a.m. the Stilwell Group’s Proxy Solicitor cast the following Stilwell Group votes by handing them to Riley:

1)	initial proxy tallies from Broadridge Financial Solutions, a proxy reporting service or proxy agent1 for numerous custodian brokers and banks (“Broadridge”), that was issued on Wednesday, May 23, 2012;

2)	additional proxy tallies from Broadridge issued on Thursday, May 24, 2012;

3)	a vote by Mediant, another proxy reporting service or proxy agent, that was issued on Wednesday, May 23, 2012;

4)	a medallion stamped proxy card from First Bankers Trust, a trustee proxy voting 15,804 shares held by the Company’s ESOP; and

5)	proxy cards submitted by various registered shareholders and received and other votes reported by First Coast Results.

The first three of these items were proxy reporting service tabulations, reflecting votes by the beneficial owners or street name shareholders. Those proxy reporting service tabulations reflected 7,993,310 proxy shares for Schneider as a director. This number alone was sufficient to elect Schneider. First Bankers’ Trust is the trustee for the Company’s ESOP plan and votes proxies on behalf of the plan participants. First Bankers’ Trust’s proxy cards reflected 15,804 shares for Schneider. First Coast was the agent to whom record holder shareholders returned the green Stilwell proxy cards and received shareholders’ internet and telephone indications to vote. First Coast Results’ tally included an additional 92,120 shares for Schneider. The total shares for Schneider by proxy card or proxy reporting service tabulation was 8,101,234. These are the “Disallowed Schneider Votes.”

38.          Stilwell’s Proxy Solicitor was known by Riley to be acting as authorized agent for the Stilwell Group when she physically delivered to him the items described above. In this manner, the Stilwell Group clearly exhibited its intent to vote and to communicate its vote of those proxies on behalf of Schneider. When Stilwell’s Proxy Solicitor delivered the items listed in Paragraph 37, she orally listed to Riley all of the items. She then asked Riley if everything was in order for the inclusion of those votes in his tally of votes cast at the Shareholder Meeting. He replied “yes.”

1 Proxy reporting services or proxy agents serve as the “back offices” for the banks and brokers that hold securities on behalf of the beneficial owners or street name shareholder. Such beneficial owners have the sole power to direct the voting of their shares. Acting on behalf of and at the request of banks and brokers, proxy agents distribute proxy materials to the beneficial owners and receive and collect their voting instructions.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 12	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

39.          After handing in the Stilwell Group’s votes to Riley, Stilwell’s Proxy Solicitor exited the main auditorium room where the Shareholder Meeting was about to be held, and sat in the lobby with Schneider. First Financial’s proxy solicitor, Artie Regan, made clear to Stilwell’s Proxy Solicitor that he had also turned in copies of the votes described in items (1) and (2) of Paragraph 37 above, which votes had been tabulated by the proxy reporting services on behalf of shareholders for Schneider. By delivering to Riley the proxy reporting services’ votes, First Financial also clearly exhibited its intention and acknowledgement that the votes reflected in those proxy reporting services’ tabulations, which were in favor of the Stilwell Group and represented the instructions of the shareholders, were to be counted in the election of directors of the Company.

40.          While still in the lobby, First Financial’s Proxy Solicitor approached Schneider. Schneider inquired as to his well being. Regan responded that he was not doing well, adding that his “job was to vanquish [Schneider] and [he] did not do [that].”

41.          The meeting began shortly after that. As the Chairman of the Shareholder Meeting, Karpiak reported on the number of shares required to be present at the meeting, in person, or by proxy to establish a quorum. Riley’s report found that there were 14,507,332 shares present, or 77.15% of the outstanding shares, approximately 5,000,000 shares more than the 9,402,584 required for a quorum. To reach that quorum number all the shares in all the reports were counted.

42.          The in-person shareholder voting lasted only approximately fifteen minutes because the vast majority of shareholders had voted by proxy. This portion of the voting was declared ended at 9:16 a.m. by Karpiak. At the end of the Shareholder Meeting, Stilwell’s Proxy Solicitor went immediately into the room reserved for Riley and asked him when the total voting results for the meeting would be ready. At approximately 10:00 a.m., Riley told Stilwell’s Proxy Solicitor that the tabulation of proxies would take about one to one and a half hours. Stilwell’s Proxy Solicitor left Riley’s room and walked into the auditorium, where she stood near the stage while performing her own tally of the votes.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 13	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

43.          Riley entered the auditorium at about 11:00 a.m. Stilwell’s Proxy Solicitor was the only person in the auditorium at this time. She asked Riley if he was ready to announce a preliminary voting total. He stated that he was. Stilwell’s Proxy Solicitor next asked Riley if Schneider had won the vote for director and he replied, “You know you did.”

44.          Stilwell’s Proxy Solicitor told Riley that she had counted approximately eight million shares voting for Schneider and six million shares for Karpiak. She then asked Riley if he agreed with her calculation and he said that he did.

45.          At that point, First Financial’s Proxy Solicitor, Stilwell’s Proxy Solicitor, and Tom Olson, an attorney at the Stilwell Group’s outside corporate counsel, entered into the room reserved for the Inspector of Election. Riley announced the vote totals, which included the in-person votes and all of the proxies, but said that they were only preliminary. He again stated that the Stilwell Group’s nominee had received the votes of approximately eight million shares and that the Company’s nominees had received the votes of approximately six million shares. Riley said that he would not be able to certify the final vote totals until Friday, May 25, 2012, however.

46.          First Financial’s Proxy Solicitor said that he was prepared to review the vote all weekend and wanted to go through the registered proxy cards one by one. Stilwell’s Proxy Solicitor said that that would be fine with her, and that she would be available for the proposed review. At this point, everyone in the room acknowledged that the Stilwell Group had won the contest for the election of directors of the Company.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 14	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

47.          As everyone was departing the Inspector room, First Financial’s Proxy Solicitor asked Riley if he had a “master ballot” from the Stilwell Group, i.e., a separate piece of paper stating that the Stilwell Group was voting the proxies it had obtained and delivered.

48.          Until that moment, neither Riley nor anyone else had said anything about the need for or purported absence of a master ballot or the need for any document memorializing the decision of the Stilwell Group to vote the proxies and proxy reporting service tabulations that it already had submitted to the Inspector for counting. Nor had anyone suggested in any way that the physical delivery of the proxies, which themselves recorded who they were for, by the Stilwell Group’s Proxy Solicitor had not been sufficient to evidence the vote of those proxies or to count the votes cast by the proxies received from shareholders.

49.          While not acknowledging that a master ballot was in any way necessary, particularly since she already had been told by Riley that everything was in order for the tally of votes reflected in the proxies she had submitted to him and in light of the preliminary vote tallies reported to both sides of the election contest by Riley, Stilwell’s Proxy Solicitor then printed out a master ballot as an additional “belt and suspenders” precaution. Schneider signed it, and it was handed to the defendant Riley at approximately 11:40 a.m. Stilwell’s Proxy Solicitor asked, “Is this a valid master ballot?” Riley responded after looking at it that it was a “valid master ballot,” adding that he needed “to mark it late.”

50.          Riley then continued to count the votes that had been submitted by the Stilwell Group and the Company. He was specifically going through the green and white proxy cards that had been returned by both sides in the election contest.

51.          About 30 minutes later, Stilwell’s Proxy Solicitor approached Riley, and inquired as to his progress. Riley stated that First Financial’s Proxy Solicitor had formally challenged the Stilwell Group’s vote. Stilwell’s Proxy Solicitor had not been present during this alleged challenge, and was only informed of it after the fact.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 15	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

52.          Concerned that an attempt was being made to nullify the valid proxies that had been cast by Company shareholders and submitted to Riley by the Stilwell Group, Stilwell’s Proxy Solicitor in turn conditionally challenged the vote on the grounds that, if those proxies were not counted, then a quorum had not been present. She also informed Riley that the failure to credit the eight million votes reflected in the Stilwell Group’s proxies would ignore the shareholders’ clear instructions as to how their shares of stock should be voted.

53.          About an hour later, Stilwell’s Proxy Solicitor walked back to Riley again and inquired about the status of his tally. Riley informed Stilwell’s Proxy Solicitor that he had made a decision. Both First Financial’s and Stilwell’s Proxy Solicitors were present for the announcement of Riley’s decision. Riley stated that, while the shares of stock represented by the proxies that had been issued by the proxy reporting services were deemed present for the purpose of determining whether a quorum had been established at the Shareholder Meeting, none of the proxies or proxy reporting service tabulations that were submitted by the Stilwell Group would be counted for the sole reason that no master ballot had been submitted by the Stilwell Group before 9:16 a.m. Eight million shares were disenfranchised with this single statement, including the more than 1.6 million shares owned by the Stilwell Group itself, whose votes were simply disregarded.

54.          Riley then stated that he would not be certifying the vote until Friday, May 25, 2012, and that he would footnote his decision in his Final Report. He added that he knew that this dispute would “go to court.” In essence, Riley sided with management who were paying his fees, knowing that the election would eventually be determined in this court de novo.

55.          Riley’s decision to deny the eight million Disallowed Schneider Votes was contrary to multiple prior specific statements and actions by him. When Stilwell’s Proxy Solicitor submitted the items listed in Paragraph 37 to Riley, he had accepted the physical delivery of the Disallowed Schneider Votes before the polls closed without a master ballot, and without in any way suggesting that the delivery was insufficient to cast those votes. He also had inspected, counted and tabulated the green card proxies reflecting other Disallowed Schneider Votes without a master ballot and indicated that everything was in order for those proxies to be counted when asked by the Stilwell Group Proxy Solicitor. Finally, he also had announced preliminary results that Schneider had won the director election with eight million votes – all without a master ballot or even a suggestion that one was needed.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 16	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

56.          Riley’s decision up to that point to count the Disallowed Schneider Votes without a master ballot was also consistent with the proxy validation guidelines agreed to by First Financial for the Shareholder Meeting, a true and correct copy of which is attached hereto as Exhibit D.

•	“The intent of these presumptions is to favor validity of proxies and intent of stockholders where discernable, and the inspectors shall act accordingly. Where a matter is not covered by these presumptions, the inspector shall favor validity rather than invalidity of the proxies.” (¶ 20)

•	“All proxies received from a broker, bank or nominee will be counted regardless of date. . . .” (¶ 15) (emphasis supplied).

57.          On May 29, 2012, Riley issued his “Final Report,” a true and correct copy of which is attached hereto as Exhibit E. In it he stated that the polls opened at 9:00 a.m. and closed at 9:16 a.m. He certified that 14,507,332 shares (or 77.15% of the outstanding shares) were present “personally or by proxy.” Within that total, Riley included all the proxies and proxy reporting service tabulations delivered by the Stilwell Group, representing approximately eight million shares (and without which there would have been no quorum). Nonetheless, for purposes of voting, Riley counted none of the proxies or proxy reporting service tabulations submitted by the Stilwell Group, disregarding almost the entirety of the eight million shares represented by the proxies submitted to Riley. As a result, the shares voting for Schneider were reduced from over eight million to a mere 650, which were the shares voted by ballot by the handful of shareholders personally at the Shareholder Meeting.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 17	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

58.          Reflecting this massive disenfranchisement of shareholder votes cast for the election of Schneider, in his report, Riley certified (falsely) that he “canvassed the votes that were cast by ballot or by proxy on the matters presented to the meeting and that the shares were voted as follows:”

Nominees	For	Withheld
Victor Karpiak	6,113,863	260,004
M. Scott Gaspad	6,237,041	137,976
Daniel C. Sevens	6,282,724	92,293
Spencer Schneider	650

The proposal for approval of the compensation of certain officers, including First Financial’s Chief Executive Officer, Karpiak, was likewise claimed to be approved, as a result of Riley’s disallowance of eight million contrary votes that had been contained in proxies delivered to the Stilwell Group.

59.          On May 29, 2012, the very same day that Riley’s Final Report was issued, counsel for the Stilwell Group sent a letter to counsel for First Financial challenging the result. A true and correct copy of that letter is attached as Exhibit F. The letter stated:

“We received today the Final Report of the Inspector of Election from Raymond J. Riley, who tabulated the votes cast at the annual meeting (“Report”). The Report does not reflect the votes cast by the Stilwell Group at the meeting by way of proxies given by shareholders to the Stilwell Group and submitted to the inspector. If those votes were counted, the Stilwell Group’s nominee for director would have been elected and Mr. Karpiak removed.

[First Financial] is required by Washington law to count all the votes of shareholders; including those votes cast by submission of proxies. The failure of the inspector to include the votes presented by the Stilwell Group in the voting results is unlawful and deprives the shareholders of [First Financial] of their right to have their votes respected and their chosen nominee elected to the [First Financial] board of directors.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 18	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

We request that [First Financial] correct this injustice and join with the Stilwell Group in challenging the Report and in directing the inspector to include the votes cast by the Stilwell Group in the voting results. By doing so, [First Financial] will prevent the disenfranchisement of shareholders who cast over 8 million votes in favor or the Stilwell Group’s nominee.”

60.          In response, First Financial Group has refused to correct the disenfranchisement of the eight million votes cast in favor of the Stilwell Group’s positions.

COUNT I

For JUDICIAL Review of the Inspector’s Determination
THAT SUBMISSION OF the EIght million stilwell GROUP proxy
votes WAS BY ITSELF INSUFFICIENT TO CAST THOSE VOTES

61.          Plaintiffs repeat and reallege their allegations in Paragraphs 1 - 60 herein.

62.          This cause of action is authorized by RCW 23B.07.035, which states that a “challenge of any determination by [ ] Inspectors may be made in a court of competent jurisdiction.”

63.          When the Stilwell Group’s Proxy Solicitor submitted Stilwell’s proxy cards and proxy reporting service tabulations to Riley prior to the Shareholder Meeting it was clear and manifest that the Stilwell Group was casting those 8,101,234 shares on behalf of Schneider and against the officer compensation proposal.

64.          Under Washington law, proxy votes do not require any particular form. It is a well-established principle under Washington law (as well as more generally) that where proxies are clearly marked and intended to be cast, the shareholder’s intent must be given effect and the official tabulation of votes revised accordingly.

65.          Riley’s determinations that resulted in disenfranchising eight million shares at the Shareholder Meeting should be reversed and overruled. Riley’s failure to record the Disallowed Schneider Votes disenfranchised those eight million shares and is directly contrary to his duties under the applicable Washington statutes to “count all the votes.”

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 19	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

66.          Riley’s determinations are to be given no special weight in this action. The standard of review is de novo. The Court should give effect to the actual intent of the shareholders who cast the eight million Disallowed Schneider Votes. Schneider is entitled to the office of director of First Financial as a result of his being the actual electoral winner in the director election at the Shareholder Meeting.

67.          Schneider, the Stilwell Group and the beneficial holders of the eight million shares that delivered proxies to the Stilwell Group will suffer continuing and irreparable harm unless those votes are counted.

68.          The public has a clear right and interest in having the actual winner of the director election, Schneider, seated on the Board of Directors and the actual loser, defendant Karpiak, removed from that office.

69.          Plaintiffs have no other plain, speedy or adequate remedy at law.

COUNT II

to count all VOTES CAST

PURSUANT TO THE MASTER BALLOT

70.          Plaintiffs repeat and reallege their allegations in Paragraphs 1 - 60 herein.

71.          This cause of action is brought in equity and authorized by RCW 23B.07.035, which states that a “challenge of any determination by [ ] Inspectors may be made in a court of competent jurisdiction.” Washington law requires that substance govern in the counting of shareholder votes, and that mere hypertechnical matters of form not be permitted to disenfranchise shareholders when the shareholders have clearly evidenced their voting intentions. In that regard, where shareholders have clearly evidenced their vote, it must be counted even if the polls have technically closed.

72.          The 8,101,234 Disallowed Schneider Votes, solicited before the meeting by the Stilwell Group, marked in favor of Schneider for the vote for director, and submitted to Riley by the Stilwell Group, were all valid indications of certain shareholders’ intent to vote for Schneider in the director election (and against the compensation for officers). There is no factual question as to how these challenged proxies were intended by the beneficial owners to be voted.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 20	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

73.          Under Washington law, no master ballot was required to vote the proxies; delivery by the Stilwell Group’s Proxy Solicitor more than sufficed. However, even if a master ballot was required for this meeting, the Stilwell Group submitted one. Under all the circumstances, it was a grievous error and unlawful for the Inspector to mark it “late” and refuse to give it effect to cast the shares. It is irrelevant that the polls had “closed.” The clear intent of the shareholders of eight million shares as to how to vote their shares should have been honored by Riley.

74.          Riley’s actions have resulted in the disenfranchisement of eight million shares “present by Proxy” at the Shareholder Meeting. The right of the disenfranchised shareholders to vote, either in person or by proxy, for the directors who are to manage the corporate affairs of First Financial is a valuable and vested property right. That property right has been trampled and wrongfully annulled by defendant Riley for purely technical or inadvertent reasons.

COUNT III

for Judicial review of the inspector’s determination
TO DISALLOW the votes of proxy REPORTING

ServiceS SUBMITTED THROUGH VOTE TABULATIONS

75.          Plaintiffs repeat and reallege their allegations in Paragraphs 1 - 60 herein.

76.          This cause of action is authorized by RCW 23B.07.035, which states that a “challenge of any determination by [ ] Inspectors may be made in a court of competent jurisdiction.”

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 21	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

77.          The tabulations prepared by proxy reporting services, Broadridge and Mediant, were by themselves clearly sufficient to elect Schneider as a director over Karpiak. The tabulation of the proxy reporting services set forth below, cast pursuant to the instructions of the Company’s beneficial shareholders, included votes in favor of Schneider and if counted would cause him to win the election for director:

For Schneider
1st Broadridge	6,759,626
2nd Broadridge	17,331
Mediant	1,216,353
Total	7,993,310

78.          Under the Ground Rules for the Shareholder Vote, the proxy reporting service tabulations required no additional ballot to be counted. The Ground Rules for the Shareholder Meeting provided that those “tabulations of shares” were “presumed to accurately reflect the vote of shares held in street names.” To the contrary, as set forth in Paragraph 34 above, the Ground Rules provided that tabulations from proxy reporting service organizations were to be included in the count of the vote. Yet the Inspector nevertheless ultimately refused to record the tabulations received as votes for Schneider and against the officer compensation proposal.

79.          Defendant Riley’s determination not to record the votes reflected in the tabulations received from the proxy reporting services should be summarily overruled by the Court.

COUNT IV

For a Writ of Quo Warranto

80.          Plaintiffs repeat and reallege their allegations in Paragraphs 1 - 60 herein.

81.          This action is authorized by RCW 7.56.010. Quo Warranto is a legal action that seeks a determination of the right to hold an office or franchise such as a directorship of First Financial.

82.          This Quo Warranto action is brought by Schneider on his behalf and by the Stilwell Group plaintiffs on Schneider’s behalf to assert Schneider’s clear legal right to and special interest to be seated in the office of director of First Financial. RCW 7.56.020.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 22	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

83.          This action also challenges Karpiak’s entitlement to the office of director, as the Company has no valid or lawful authority to seat Karpiak as a First Financial director and Karpiak has no valid or lawful authority to act as a First Financial director.

84.          Defendant Karpiak has unlawfully accepted the office of director and defendants First Financial and Riley have unlawfully assisted his unlawful occupation of that office.

COUNT V

FOR JUDICIAL REVIEW OF RILEY’S
DETERMINATION THAT THERE WAS A QUORUM

85.          Plaintiffs repeat and reallege their allegations in Paragraphs 1 - 60 herein.

86.          This cause of action is authorized by RCW 23B.07.035, which states that a “challenge of any determination by [ ] Inspectors may be made in a court of competent jurisdiction.”

87.          Riley made a determination that because the votes of the proxy reporting services were “present” there was a quorum. This is flatly inconsistent with his determination to ignore that vote when tabulating the vote on the director’s election and the officer compensation proposal.

88.          Had there been a determination of no quorum, the inadvertent disenfranchisement of eight million shares would have been prevented as there would have been no valid shareholder meeting or election.

89.          As an alternative relief to the other counts of this complaint, this Court should find that there was no quorum present and that a new shareholder meeting and election is required.

ClaimS for Relief

Plaintiffs hereby request relief as follows:

1.          A declaration of rights stating that the defendant Riley shall revise his Final Report and final vote tabulation by counting and giving effect to the eight million Disallowed Schneider Votes, including broker and proxy reporting services votes, and that Schneider has won election as director and shall be seated on the Board.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 23	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

2.          A preliminary and permanent injunction ordering that (a) Karpiak is removed as a director of First Financial and that Schneider is seated in his stead; and that (b) Riley shall revise his Final Report to count and to give effect to the eight million Disallowed Schneider Votes.

3.          The issuance forthwith, following a hearing, of a writ quo warranto to direct and order:

(a)	that the Company reject defendant Riley’s Final Report;

(b)	that defendant Riley revise his Final Report and count and give effect to the eight million Disallowed Schneider Votes, including the broker and proxy reporting services’ votes, and certify the election of Schneider as a director;

(c)	that Schneider be seated on the First Financial board; and

(d)	that Karpiak has no right or authority to be a director and is hereby removed from that office.

4.          Awarding plaintiffs their costs and attorney’s fees.

5.          Such other and further relief as the Court may order.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 24	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

DATED this 7th day of June, 2012.

BYRNES KELLER CROMWELL LLP

By	/s/ John A. Tondini
John A. Tondini, WSBA #19092
Paul R. Taylor, WSBA #14851
1000 Second Avenue, 38th Floor
Seattle, WA 98104
Telephone: (206) 622-2000
Facsimile: (206) 622-2522

David F. Graham*
Richard B. Kapnick*
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Telephone: (312) 853-7846
Facsimile: (312) 853-7036
Attorneys for Plaintiffs

*Motion for Pro Hac Vice will be filed shortly.

COMPLAINT AND INFORMATION TO CORRECT THE DISENFRANCHISEMENT OF VOTING SHARES IN THE ELECTION OF A CORPORATE DIRECTOR - 25	38th Floor 1000 Second Avenue Seattle, Washington 98104 (206) 622-2000

EXHIBIT A

STILWELL VALUE PARTNERS II, L.P.

111 Broadway, 12th Floor
New York, NY 10006
(212) 269-5800

March 29, 2012

By Federal Express, Facsimile, and Email

First Financial Northwest, Inc.

201 Wells Avenue South

Renton, Washington 98057

Attention: Joann E. Lee, Corporate Secretary

Notice of Intent to Nominate

Dear Corporate Secretary:

This letter constitutes a notice of intent by Stilwell Value Partners II, L.P. ("Stilwell Value Partners II") to nominate two persons for election as directors of First Financial Northwest, Inc. (the "Corporation") at the 2012 Annual Meeting of Shareholders of the Corporation (the "Annual Meeting") or a special meeting of shareholders called for a similar purpose. This notice is being provided to you pursuant to Article X, Paragraph A of the Corporation's Articles of Incorporation ("Articles of Incorporation").

As of the date hereof, Stilwell Value Partners II owns of record 100 shares of common stock (the "Common Stock") of the Corporation. (See enclosed certificate.) Stilwell Value Partners II's address is 11l Broadway, 12th Floor, New York, NY 10006.

Stilwell Value Partners II hereby notifies the Corporation pursuant to Article X, Paragraph A of the Articles of Incorporation that it intends to nominate Spencer Schneider and Joseph Stilwell (the "Nominees") for election to the Board of Directors of the Corporation at the Annual Meeting and that such nomination will be made by a duly authorized agent and proxy of Stilwell Value Partners II present in person at the Annual Meeting. As required by the Articles of Incorporation, enclosed are the written consents of the Nominees to be named in Stilwell Value Partners II's proxy statement and to serve as directors of the Corporation if elected. Stilwell Value Partners II is part of a group that intends to deliver a proxy statement and form of proxy for the Annual Meeting to holders of at least a majority of the Corporation's outstanding Common Stock.

The participants in this solicitation include Stilwell Value Partners II, a Delaware limited partnership; Stilwell Value Partners V, L.P., a Delaware limited partnership ("Stilwell Value Partners V"); Stilwell Value Partners VI, L.P., a Delaware limited partnership ("Stilwell Value Partners VI"); Stilwell Value Partners VII, L.P., a Delaware limited partnership ("Stilwell Value Partners VII"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., a Delaware limited partnership ("Stilwell SALI Fund"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), Stilwell Advisers LLC, a Delaware limited liability company ("Stilwell Advisers"), and Joseph Stilwell (collectively, the `Beneficial Owners"), as well as Spencer Schneider (collectively with the Beneficial Owners, the "Participants").

Notice of Intent to Nominate March 29, 2012 Page 2

With respect to each Participant, other than as disclosed hereinafter, such Participant is not, and, within the past year, was not a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, and Stilwell Associates, Stilwell Advisers in its capacity as the investment subadviser to Stilwell SALI Fund, and Joseph Stilwell, in his capacity as the general partner of Stilwell Partners and managing member and 99% owner of Stilwell Value LLC and the managing member and sole owner of Stilwell Advisers, are entitled to an allocation of a portion of profits.

With respect to each Participant, other than as disclosed below, neither such Participant nor any of such Participant's associates has any arrangement or understanding with any person with respect to (A) any future employment by the Corporation or its affiliates or (B) any future transactions to which the Corporation or any of its affiliates will or may be a party.

Direct Beneficial Ownership of Participants

The table below shows the number of shares of Common Stock beneficially owned directly by each Participant as of the date of this Notice. Any Participant not listed in the table does not have direct beneficial ownership of Common Stock. The indirect beneficial ownership of Common Stock by the Participants is described under "Description of Beneficial Ownership and Beneficial Owners" below.

Title of Class	Name of Beneficial Owner	Direct Beneficial Ownership	Percent of Class (1)

Common Stock, par value $0.01 per share ("Common Stock")	Stilwell Value Partners Il	450,000	2.4%
Common Stock	Stilwell Value Partners V	14,582.07%
Common Stock	Stilwell Value Partners VI	325,000	1.7%
Common Stock	Stilwell Value Partners VII	225,000	1.2%
Common Stock	Stilwell Partners	26,100.14%
Common Stock	Stilwell Associates	537,616	2.9%
Common Stock	Stilwell SALI Fund	25,000.13%

(1) The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 18,805,168, reported as the number of outstanding shares as of March 2, 2012, in the Corporation's Form 10-K filed with the Securities and Exchange Commission on March 9, 2012.

Notice of Intent to Nominate March 29, 2012 Page 3

Description of Beneficial Ownership and Beneficial Owners

Joseph Stilwell is the general partner of Stilwell Partners and the managing member of and owner of more than 99% of the equity in Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates. Mr. Stilwell is also the managing and sole member of Stilwell Advisers, which provides investment advice to Stilwell SALI Fund.

The business address of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, Stilwell Partners, Stilwell Associates, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Stilwell SALI Fund and Stilwell Advisers is 315 Clocktower Commons, Brewster, New York 10508.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, Stilwell Partners, Stilwell Associates and Stilwell SALI Fund are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is a registered investment advisor and serves as the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, Stilwell Associates and related partnerships. Stilwell Advisers is in the business of serving as the investment subadviser to Stilwell SALI Fund.

Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII and Stilwell Associates with regard to those shares of Common Stock.

Because he is the managing and sole member of Stilwell Advisers, Joseph Stilwell has the power to direct the affairs of Stilwell Advisers. Stilwell Advisers is the investment subadviser to Stilwell SALI Fund. Therefore, Stilwell Advisers may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell SALI Fund.

Notice of Intent to Nominate March 29, 2012 Page 4

The Beneficial Owners may be deemed to beneficially own, in the aggregate, 1,603,298 shares of Common Stock, representing approximately 8.5% of the Corporation's outstanding shares of Common Stock (based upon the 18,805,168 shares of Common Stock reported as the number of outstanding shares as of March 2, 2012, in the Corporation's Form 10-K filed with the Securities and Exchange Commission on March 9, 2012). The Beneficial Owners have an interest in the election of directors at the Annual Meeting as shareholders.

TWO YEAR SUMMARY TABLE

The following table indicates the date of each purchase and sale of shares of Common Stock by Mr. Stilwell and entities affiliated with Mr. Stilwell within the past two years and the number of shares of Common Stock in each purchase and sale.

Name	Date	Shares of Common Stock Purchased/(Sold) (1)
Stilwell Value Partners II	07/29/11	50,000
Stilwell Value Partners II	08/05/11	2,200
Stilwell Value Partners II	08/08/11	25,000
Stilwell Value Partners II	08/09/11	5,000
Stilwell Value Partners II	08/09/11	51,000
Stilwell Value Partners II	08/10/11	21,000
Stilwell Value Partners II	08/11/11	57,000
Stilwell Value Partners II	08/12/11	30,600
Stilwell Value Partners II	08/15/11	43,500
Stilwell Value Partners II	08/18/11	21,000
Stilwell Value Partners II	08/19/11	20,000
Stilwell Value Partners II	08/31/11	25,000
Stilwell Value Partners II	09/01/11	27,663
Stilwell Value Partners II	09/02/11	21,969
Stilwell Value Partners II	09/06/11	49,068

Stilwell Value Partners V	11/02/11	866
Stilwell Value Partners V	11/07/11	10,400
Stilwell Value Partners V	11/08/11	1,116
Stilwell Value Partners V	11/09/11	2,200

Stilwell Value Partners VI	09/06/11	87,853
Stilwell Value Partners VI	09/06/11	10,047
Stilwell Value Partners VI	09/07/11	43,470
Stilwell Value Partners VI	09/08/11	85,200
Stilwell Value Partners VI	09/08/11	21,000
Stilwell Value Partners VI	09/09/11	6,630

Notice of Intent to Nominate March 29, 2012 Page 5

Stilwell Value Partners VI	09/12/11	7,350
Stilwell Value Partners VI	09/13/11	7,391
Stilwell Value Partners VI	09/16/11	21,825
Stilwell Value Partners VI	09/19/11	5,325
Stilwell Value Partners VI	09/21/11	1,875
Stilwell Value Partners VI	09/23/11	3,750
Stilwell Value Partners VI	09/27/11	5,625
Stilwell Value Partners VI	10/03/11	3,825
Stilwell Value Partners VI	11/02/11	13,834

Stilwell Value Partners VII	07/29/11	25,000
Stilwell Value Partners VII	08/05/11	1,100
Stilwell Value Partners VII	08/08/11	12,500
Stilwell Value Partners VII	08/09/11	2,500
Stilwell Value Partners VII	08/09/11	25,500
Stilwell Value Partners VII	08/10/11	10,551
Stilwell Value Partners VII	08/11/11	28,500
Stilwell Value Partners VII	08/12/11	15,400
Stilwell Value Partners VII	08/15/11	21,800
Stilwell Value Partners VII	08/18/11	14,000
Stilwell Value Partners VII	08/19/11	10,000
Stilwell Value Partners VII	08/31/11	12,500
Stilwell Value Partners VII	09/01/11	13,837
Stilwell Value Partners VII	09/02/11	11,318
Stilwell Value Partners VII	09/06/11	20,494

Stilwell Partners	08/05/11	1,100

Stilwell Associates	01/25/11	3,165
Stilwell Associates	01/31/11	3,100
Stilwell Associates	02/03/11	15,100
Stilwell Associates	02/04/11	300
Stilwell Associates	02/23/11	(21,665)
Stilwell Associates	04/27/11	3,400
Stilwell Associates	04/28/11	10,000
Stilwell Associates	04/29/11	10,000
Stilwell Associates	05/02/11	6,900
Stilwell Associates	05/03/11	3,700
Stilwell Associates	05/04/11	2,600
Stilwell Associates	05/05/11	7,400
Stilwell Associates	05/06/11	10,000
Stilwell Associates	05/09/11	10,000
Stilwell Associates	05/11/11	5,000
Stilwell Associates	05/13/11	10,000
Stilwell Associates	05/16/11	5,000

Notice of Intent to Nominate March 29, 2012 Page 6

Stilwell Associates	05/17/11	5,000
Stilwell Associates	05/18/11	3,500
Stilwell Associates	05/20/11	5,000
Stilwell Associates	05/23/11	2,267
Stilwell Associates	05/24/11	20,000
Stilwell Associates	05/26/11	6,100
Stilwell Associates	05/27/11	7,000
Stilwell Associates	05/31/11	10,000
Stilwell Associates	06/01/11	9,200
Stilwell Associates	06/02/11	3,320
Stilwell Associates	06/06/11	4,000
Stilwell Associates	06/07/11	5,000
Stilwell Associates	06/08/11	8,300
Stilwell Associates	06/09/11	5,000
Stilwell Associates	06/10/11	5,000
Stilwell Associates	06/13/11	2,764
Stilwell Associates	06/14/11	5,000
Stilwell Associates	06/15/11	1,900
Stilwell Associates	06/16/11	5,000
Stilwell Associates	06/20/11	10,000
Stilwell Associates	07/15/11	50,000
Stilwell Associates	08/08/11	12,500
Stilwell Associates	08/09/11	25,500
Stilwell Associates	08/09/11	2,500
Stilwell Associates	08/10/11	102,149
Stilwell Associates	08/15/11	(2,000)
Stilwell Associates	08/22/11	2,000
Stilwell Associates	08/31/11	12,500
Stilwell Associates	09/01/11	7,426
Stilwell Associates	09/01/11	6,407
Stilwell Associates	09/06/11	29,285
Stilwell Associates	09/07/11	14,490
Stilwell Associates	09/08/11	28,400
Stilwell Associates	09/08/11	7,000
Stilwell Associates	09/09/11	2,208
Stilwell Associates	09/12/11	2,450
Stilwell Associates	09/13/11	2,475
Stilwell Associates	09/16/11	7,275
Stilwell Associates	09/19/11	1,775
Stilwell Associates	09/21/11	625
Stilwell Associates	09/23/11	1,250
Stilwell Associates	09/27/11	1,875
Stilwell Associates	10/03/11	1,275
Stilwell Associates	10/26/11	2,100
Stilwell Associates	10/27/11	4,800

Notice of Intent to Nominate March 29, 2012 Page 7

Stilwell Associates	10/31/11	4,000

Stilwell SALI Fund	04/26/11	10,000
Stilwell SALI Fund	04/27/11	5,000
Stilwell SALI Fund	08/22/11	5,000
Stilwell SALI Fund	09/06/11	1,900
Stilwell SALI Fund	09/08/11	3,100

(1) Such funds were provided from time to time in part by margin account loans from subsidiaries of Fidelity Brokerage Services LLC or Morgan Stanley extended in the ordinary course of business. All purchases of shares of Common Stock made by the Beneficial Owners using funds borrowed from Fidelity Brokerage Services LLC or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Set forth below is certain information regarding the Nominees required by the Articles of Incorporation. In certain instances in which a disclosure item is not applicable or no disclosure is required to be made pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no response has been provided below.

The following information is based upon information provided by the Nominees:

A. Name, Age, Business Address and Residence Address

Name	Age	Business Address	Residence Address
Spencer Schneider	52	111 Broadway	539 East 23rd St, 10C
		New York, NY 10006	New York, NY 10010

Joseph Stilwell	50	111 Broadway	480 Rt 184
		New York, NY 10006	Patterson, NY 12563

B. Principal Occupation or Employment at Present and For Past Five Years

Spencer L. Schneider: Mr. Schneider is the general counsel of the Stilwell Group. From 1989 through the present, Mr. Schneider has been engaged in the practice of law in New York, New York. His practice has included corporate law and commercial litigation. He previously was a member of the Board of Directors of American Physicians Capital, Inc. and is currently the Chairman of the Board of Kingsway Financial Services, Inc. He served as a director of the Corporation from January 11, 2012, until February 15, 2012. He is not employed by any parent, subsidiary or other affiliate of the Corporation.

Joseph Stilwell: Mr. Stilwell has acted as a private investment manager overseeing the Stilwell Group of funds since 1993. Mr. Stilwell received a Bachelor of Science in Economics from The Wharton School, University of Pennsylvania. He was a member of the

Notice of Intent to Nominate March 29, 2012 Page 8

Board of Directors of American Physicians Capital, Inc. and is a director of Kingsway Financial Services, Inc. He is not employed by any parent, subsidiary or other affiliate of the Corporation.

C. Shares Owned Either Beneficially or of Record

Except as described above, during the past two years, neither of the Nominees has beneficially, or of record, owned any shares of Common Stock.

D. Interest of Certain Persons in Matters to be Acted Upon

Neither of the Nominees is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except as set forth below. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, and Stilwell Associates, Stilwell Advisers in its capacity as the investment subadviser to Stilwell SALI Fund, and Joseph Stilwell, in his capacity as the general partner of Stilwell Partners and managing member and 99% owner of Stilwell Value LLC and the managing member and sole owner of Stilwell Advisers, are entitled to an allocation of a portion of profits.

The Nominees have no interest in the election of directors at the Annual Meeting except as nominees for election. The Participants have an interest in the election of directors at the Annual Meeting directly or indirectly through the ownership of shares described under "Direct Beneficial Ownership of Participants" and "Description of Beneficial Ownership and Beneficial Owners."

Except as otherwise set forth herein, neither of the Nominees nor any of their associates have any arrangement or understanding with any person with respect to any future employment with the Corporation or its affiliates or with respect to any future transactions to which the Corporation or any of its affiliates will or may be a party.

E. Other Information Indicating the Nominees' Qualifications Under. Article III, Section 4 of the Bylaws

The Nominees: (i) are residents of a state of the United States; (ii) have not been adjudicated bankrupts, taken the benefit of any insolvency law, or made a general assignment for the benefit of creditors; (iii) have not suffered a judgment for a sum of money which has remained unsatisfied after all legal proceedings have been of record or unsecured on appeal for a period of more than three months; and (iv) are not directors of a bank, trust company, or national banking association; a majority of the Board of Directors of which are directors of the Corporation.

Notice of Intent to Nominate March 29, 2012 Page 9

F. Other information that is required to be disclosed in a solicitation of proxies for the election of directors, or is otherwise_required, pursuant to Regulation 14A under the Exchange Act.

1.           Directorships of Other Public Companies

Mr. Schneider was a member of the Board of Directors of American Physicians Capital, Inc. and is currently the Chairman of the Board of Kingsway Financial Services, Inc. He served as a director of the Corporation from January 11, 2012, until February 15, 2012. Mr. Stilwell was a member of the Board of Directors of American Physicians Capital, Inc. and is a director of Kingsway Financial Services, Inc.

2.           Material Proceedings Adverse to the Corporation

There are no material proceedings to which the Nominees or any of their associates are a party adverse to the Corporation or any of its subsidiaries. In addition, neither of the Nominees nor any of their respective associates have a material interest adverse to the Corporation or any of its subsidiaries.

3.           Positions or Offices with the Corporation

Neither of the Nominees is an officer of the Corporation, although Mr. Schneider was a director as indicated above.

4.          Transactions in Stock of the Corporation

Except for the transactions listed above neither of the Nominees has had any transactions in the Common Stock of the Corporation in the past two years.

5.          Arrangements or Understandings with Other Persons

As described above, Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Value Partners VI, Stilwell Value Partners VII, and Stilwell Associates, Stilwell Advisers in its capacity as the investment subadviser to Stilwell SALI Fund, and Joseph Stilwell, in his capacity as the general partner of Stilwell Partners and managing member and 99% owner of Stilwell Value LLC and the managing member and sole owner of Stilwell Advisers, are entitled to an allocation of a portion of profits.

Except as otherwise set forth herein neither of the Nominees nor any of their associates has any arrangement or understanding with any person with respect to any future employment with the Corporation or its affiliates or with respect to any future transactions to which the Corporation or any of its affiliates will or may be a party.

6.          Absence of any Family Relationships

Neither of the Nominees has any family relationship with any director or officer of the Corporation. In addition, there is no family relationship between the Nominees.

Notice of Intent to Nominate March 29, 2012 Page 10

7.          Absence of Involvement in Certain Legal Proceedings

There are no matters with respect to the Nominees required to be disclosed under Item 401(f) of Regulation S-K, or Item 5(b)(1)(iii) of Schedule 14A.

8.         Absence of Certain Transactions or Relationships

There are no matters with respect to the Nominees required to be disclosed under Items 404(a), 404(b) or 404(c) of Regulation S-K. Neither of the Nominees has any relationship with the Corporation described in the listing standards of the Nasdaq Stock Market relating to director independence.

9.         Section 16 Compliance

Neither of the Nominees is currently required to file reports under Section 16 of the Exchange Act with respect to the Common Stock.

Neither the delivery of this notice nor any delivery by the undersigned, Participants, Beneficial Owners, or Nominees of additional information to the Corporation from and after the date hereof shall be deemed to constitute an admission by the undersigned, Participants, Beneficial Owners, or Nominees or any of their respective affiliates (if any) that such delivery is required or that each and every item or any item of information is required or as to the legality or enforceability of any notice requirement or any other matter, or a waiver by the undersigned, Participants, Beneficial Owners, or Nominees or any of their respective affiliates (if any) of their right to contest or challenge, in any way, the validity or enforceability of any notice requirement or any other matter (including actions taken by the Board of Directors of the Corporation in anticipation of, or following receipt of, this Notice). Furthermore, this Notice assumes that the Board of Directors will nominate a total of three director nominees for election to the Board of Directors at the Annual Meeting, and if the Board of Directors of the Corporation increases the number of directors to be nominated and elected at the Annual Meeting or a special meeting called for a similar purpose, the undersigned reserves the right to add additional director nominees in respect of each such additional directorship. In the event any statement or other information in this Notice is not correct, or to the extent any applicable information has been omitted from the Notice, the undersigned, Participants, Beneficial Owners, and Nominees reserve the right to correct and/or supplement any such statement or other information set forth in this Notice.

Sincerely,

STILWELL VALUE PARTNERS II, L.P.

/s/ Joseph Stilwell
Joseph Stilwell
Managing Member of General Partner

Enclosures

CONSENT OF PROPOSED NOMINEE

I, Joseph Stilwell, hereby consent to be named in the proxy statement of Stilwell Value Partners II, L.P. and its affiliates to be used in connection with their solicitation of proxies from the shareholders of First Financial Northwest, Inc. for use in voting at the 2012 Annual Meeting of Stockholders of First Financial Northwest, Inc., and I hereby consent and agree to serve a director of First Financial Northwest, Inc. if elected at such Annual Meeting.

/s/ Joseph Stilwell
Joseph Stilwell

Dated: March 29, 2012

CONSENT OF PROPOSED NOMINEE

I, Spencer Schneider, hereby consent to be named in the proxy statement of Stilwell Value Partners II, L.P. and its affiliates to be used in connection with their solicitation of proxies from the shareholders of First Financial Northwest, Inc. for use in voting at the 2012 Annual Meeting of Stockholders of First Financial Northwest, Inc., and I hereby consent and agree to serve a director of First Financial Northwest, Inc. if elected at such Annual Meeting.

/s/ Spencer Schneider
Spencer Schneider

Dated: March 29, 2012

COMMON STOCK

FIRST FINANCIAL NORTHWEST

INCORPORATED UNDER THE LAWS OF THE STATE OF WASHINGTON

FIRST FINANCIAL NORTHWEST, INC.

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 32022K 10 2

THIS CERTIFIES THAT

6327 FFN 0002692

STILWELL VALUE PARTNERS II LP
111 BROADWAY 12 FLOOR
NEW YORK NY 10006

*******100***********

IS THE OWNER OF

-ONE HUNDRED-

FULLY PAID AND NONASSESSABLE SHARES OF COMMON STOCK, $0.01 PAR VALUE PER SHARE, OF

FIRST FINANCIAL NORTHWEST, INC.

a stock corporation incorporated under the laws of the State of Washington. The shares represented by this Certificate are transferable only on the stock transfer books of the Corporation by the holder of record hereof or by his duly authorized attorney or legal representative upon the surrender of this Certificate properly endorsed. Such shares are non-withdrawable and not of an insurable type. The shares represented by this Certificate are not a deposit or account and are not insured by the Federal Deposit Insurance Corporation or any other government agency. The Certificate and shares represented hereby are issued and shall be held subject to all provisions of the Articles of Incorporation and Bylaws of the Corporation and any amendment thereto (copies of which are on file with the Transfer Agent and Registrar), to all of which provisions the holder by acceptance hereof assents. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

IN WITNESS WHEREOF, First Financial Northwest, Inc. has caused this Certificate to be executed by the facsimile signature of its duly authorized officers.

Dated: 03/28/2012

H.A. Blencoe
SECRETARY

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

AUTHORIZED SIGNATURE

TRANSFER AGENT AND REGISTRAR

EXHIBIT B

GROUND RULES FOR CONDUCT OF
ANNUAL MEETING OF SHAREHOLDERS

First Financial Northwest, Inc.

May 24, 2012

The following sets forth ground rules for the conduct of Annual Meeting of the Shareholders of First Financial Northwest, Inc. (the "Company") scheduled to be held on May 24, 2012, including any postponements or adjournments of such meeting (the "Meeting"). These ground rules have been approved by the Board of Directors of the Company on behalf of the Company and have been accepted by each of the existing Directors of the Company (the "Directors") individually and by The Stilwell Group and Spencer L. Schneider. The only items scheduled for action at the Meeting are (i) the election of three directors (the "Election") to the Company's Board of Directors; (ii) an advisory (non-binding) vote to approve executive compensation; and (iii) the ratification of the appointment of auditors for the Company.

I. GENERAL RULES

Notwithstanding any rules by which the Company has conducted shareholders meetings in the past as to admission, the Company, any Director, The Stilwell Group and any nominee of The Stilwell Group will each be entitled to have legal counsel and proxy solicitors present with them at the Meeting.

The Board of Directors of the Company has appointed Victor Karpiak to act as chair of the Meeting and has appointed Ray Riley of Carl T. Hagberg and Associates to serve as the Inspector of Election at the Meeting.

The Secretary of the Company acknowledges receipt from the Stilwell Group of a duly executed Notice of Intent to Nominate Spencer L. Schneider as a director of the Company. This notice was received at least 30 days prior to the date of the Meeting. No other shareholder submitted a notice of his or her intent to nominate a director at the Meeting. Accordingly, only the Stilwell Group will be acknowledged for the purpose of making a nomination at the Meeting.

The Secretary of the Company also acknowledges receipt of written nominations of Victor Karpiak, M. Scott Gaspard and Daniel L. Stevens by the nominating committee of the Company's Board of Directors.

In connection with the Election of Directors, the Stilwell Group's nominee, Spencer L. Schneider, will have up to five (5) minutes to state the reasons he believes that shareholders should vote in favor of his election. No other persons (including management) will be recognized to speak in support of or against any nominee.

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During the question and answer period following the presentation of any overview of the Company and its operations, only record or beneficial shareholders shall be permitted to ask questions. Each shareholder will be permitted up to two minutes to ask their questions. The Meeting will not be recorded in any manner and no person will be permitted to make any recording of the Meeting.

II. BALLOTS AND PROXIES

A ballot form, substantially in the form attached, will be distributed by the Company for use by those shareholders who wish to vote in person at the Meeting. A separate ballot form, in the form attached, will be distributed by the Company for use in casting votes by proxyholders.

Following any speeches in support of nominees, those wishing to vote in person at the Meeting will be instructed to mark their ballots to indicate the nominees for whom they wish to vote. After all matters of the Meeting have been presented to the shareholders, they will be instructed to turn in their ballots.

Ballots and proxies will not be accepted after it is announced that the polls have been closed.

Any person voting at the Meeting by means of a ballot shall be deemed to have revoked all proxies that such person may have previously submitted.

Attached to these ground rules and incorporated by this reference as if fully set forth herein are Proxy Validation Rules acceptable to the Company and The Stilwell Group (the "Proxy Validation Rules"). The Inspector of Elections will be instructed to accept or reject ballots and proxies in accordance with the Proxy Validation Rules.

The polls will open when the Meeting is called to order and will close when the chair of the Meeting announces that the polls are closed following the collection of ballots.

III. INITIAL REVIEW OF BALLOTS AND PROXIES

After inspecting and accepting or rejecting each ballot and proxy, the Inspector of Elections will make an initial tabulation of the vote. Three representatives from the Company and one representative from The Stilwell Group may observe these activities.

After the Inspector of Elections has completed the foregoing activities, a reasonable number of additional representatives of The Stilwell Group and the Company may be permitted to enter the room in which the review and tabulation is taking place.

The Inspector of Elections will first inform all parties of any ballots or proxies that were rejected and the basis upon which they were rejected. Each ballot or proxy will be made available for review by representatives of the Company and The Stilwell Group.

The tabulation of shares submitted by brokers, banks and their agents will be presumed to accurately reflect the vote of shares held in street name through clearing brokers and other fiduciaries who utilize such service voting for any nominee and for or against the approval of auditors.

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Representatives both of the Company and of The Stilwell Group will be entitled to inquire fully into the basis for such tabulation if they have any reasonable basis to believe that such tabulation does not accurately reflect the instructions given by the beneficial owners of such shares.

IV. CHALLENGES OF PROXIES AND BALLOTS

Upon the completion of the initial review of ballots by the Inspector of Elections, the Company (or its representatives) or The Stilwell Group (or its representatives) may challenge the action of the Inspector of Elections in accepting or rejecting any proxy or the counting of any ballot provided, in each case, that the challenging party states a good faith and reasonable basis to support such challenge.

Any proxy or ballot which is challenged by either the Company (or its representatives) or The Stilwell Group (or its representatives) will be set aside and not initially counted in the tabulation of ballots.

After a reasonable period of time, a representative of the Company and a representative of The Stilwell Group shall each confirm that all challenges of proxies and ballots have been raised by the respective parties. After each party has expressed this confirmation, no further challenges may be made by either party. If, after one party states such confirmation, the other party challenges an additional proxy or ballot, the first party will be asked to reconfirm its earlier statement.

V. INITIAL TABULATION OF VOTE

Upon completion of an initial review of all ballots (including proxyholder ballots and the tabulation from all proxy reporting services) and upon the conclusion of the period for challenges, the Inspector of Elections will perform an initial count of the vote.

The Inspector of Elections shall report to the representatives of the Company and the representatives of The Stilwell Group (i) the initial tabulation of the vote excluding all challenged proxies and ballots, (ii) the vote count of all challenged proxies and ballots and (iii) whether or not the votes of any or all of the challenged proxies or ballots, if determined to be proper, could alter the outcome of (i).

VI. RESOLUTION OF DISPUTES AND FINAL TABULATION OF VOTE

If the votes of the challenged proxies or ballots could not alter the outcome of the initial tabulation, the Inspector of Elections shall certify the initial tabulation as the final tabulation of the vote.

If any or all of the challenged ballots or proxies could alter the outcome of the initial tabulation, both the Company (including its representatives) and The Stilwell Group (including its representatives) shall at that time endeavor in good faith to civilly resolve any and all disputes as to the challenged proxies or ballots.

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The Inspector of Elections shall certify as the final tabulation of results, the vote count at such time as any remaining unresolved disputes as to ballots or proxies could not alter the outcome.

VII. ADJOURNMENTS

The Meeting may be adjourned to another date, time and place either if (a) a quorum is not present for the Meeting by 9:15 a.m. on May 24, 2012, or (b) the Company and representatives of The Stilwell Group agree, for whatever reason, to adjourn the Meeting to a different date, time or place.

If the Meeting is so adjourned, these ground rules will remain in effect when the Meeting is reconvened.

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EXHIBIT C

AGENDA

ANNUAL MEETING OF SHAREHOLDERS
May 24, 2012, 9:00 a.m.

1.	OPENING OF MEETING - INTRODUCTIONS

2.	PROCEDURAL ANNOUNCEMENTS

3.	BUSINESS (FORMAL) PORTION OF THE MEETING

A.	Election of Directors

The Stilwell Group's nominee will be permitted five minutes to speak.

B.	An Advisory (non-binding) Vote to Approve our Executive Compensation

C.	Approval of the Appointment of Independent Auditors

A representative of Moss Adams LLP will be present to answer questions.

D.	Return of Ballots

For those voting in person at the meeting.

You do not need to turn in a ballot if you have already voted by proxy and do not wish to change your vote.

If your shares are held in street name through your broker, you must have a proxy from your broker in order to vote by ballot at the meeting.

E	Closing of Polls

F.	Adjournment

Due to the proxy contest, it will take the Inspector of Election some time to tabulate the votes. The outcome of the voting will be announced in the next couple of days.

4.	REVIEW OF THE COMPANY/MANAGEMENT PRESENTATION

•	The Company's CEO will present an overview of the Company.

•	A brief question and answer period will follow.

•	Only shareholders of record and beneficial holders are permitted to ask questions.

•	Each shareholder will be permitted up to two minutes to ask his or her questions.

•	Representatives from management will also be available to answer questions.

EXHIBIT D

CARL T. HAGBERG AND ASSOCIATES

GENERAL PRESUMPTIONS CONCERNING THE VALIDITY OF PROXIES: WASHINGTON

1.	(a) A proxy shall not be deemed invalid because the signature is hand printed, written in pencil, or because the proxy or proxies bear a rubber stamp or facsimile signature.

(b)	Initials or abbreviations may be used for first and middle names; full names may be used for the first and middle initials, and first and middle names or initials may be added or omitted.

(c)	Where a woman signs her married name on a proxy, and the stock is registered in her maiden name, the proxy shall be presumptively valid if there is anything in the signature that indicates that the signer and the record holder are one and the same.

(d)	Titles such as Mr., Mrs., Miss or Dr. may be added or omitted without affecting the validity of the proxy.

(e)	Where the surnames of two or more joint owners are identical they need not be repeated in the signature.

2.	Proxies need not be dated to be valid.

3.	Except as provided in paragraph 5, if a stockholder gives proxies to each of the contending parties in the proxy contest and proxies running to each bear execution dates, then as between those proxies, the proxy bearing the latest execution date shall prevail.

4.	Except as provided in paragraph 5, if the latest dated proxy running to each side bears the same execution date, then the proxy with the latest dated postmark on its envelope shall be deemed the latest dated. If both the proxies and the postmarks each bear the same dates, then they shall be treated as "standoffs."

5.	Where a proxy shows on its face that it has been post-dated (i.e., as where the postmark date is earlier than the execution date) or the date is clearly erroneous, it shall be deemed dated as of the postmark date. If there is no postmark date for such a proxy, the proxy shall be deemed undated.

6.	(a) A dated proxy, or an undated proxy with an envelope bearing a postmark date, shall be deemed to be later dated than an undated proxy with no envelope or an envelope that does not bear a postmark date. [This provision does not apply to broker or nominee proxies, which will be treated as described in item 15, below.]

(b)	If a stockholder gives proxies to each side and one or more of these proxies is undated, then each proxy shall be deemed to bear an execution date, subject to paragraph 5 above, which is the later of the execution date it bears, if any, and the postmark date, if any. If a proxy does not bear an execution date or have an envelope with a postmark date, then it shall be deemed undated.

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7.	The fact that an executed proxy has no name, address or number of shares printed thereon [or that such information is stated incorrectly] shall be immaterial, provided that the signature is deemed legible by the Inspectors.

8.	Any proxy, except for broker and nominee proxies (which will be treated as described in items 15 and 16) shall be deemed to vote all shares of stock that the person executing the proxy is entitled to vote as record holder thereof.

9.	A proxy representing shares registered in the name of a corporation, association, church, religious, educational, charitable, fraternal or social organization, foundation, society, pension, retirement, profit-sharing or other similar plan or governmental unit will be considered valid if signed with the name of the organization or by an officer or other person purporting to act in an official capacity on behalf of such stockholder in the absence of satisfactory evidence that such person lacked the authority to act. If the stockholder name has been repeated, the official capacity of the signer need not be indicated. No corporate seal, attestation, or copy of by-laws or resolution conferring authority is necessary. Where the stockholder's name appears on the face of the proxy, failure to repeat such name as part of the signature will not invalidate the proxy, so long as the title or other capacity or source of authority of the signer has been indicated.

10.	Where shares are registered in the name of a partnership, a proxy signed in the partnership name only, or in the partnership name by a general partner or other person purporting to act with authority (whether or not the official capacity of the signer is indicated) is presumptively valid in the absence of satisfactory evidence that the signature was made without authority.

11.	Where shares stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, a proxy executed by any one of such persons shall be sufficient provided there is no evidence of disagreement between such persons. In the event that such evidence is present (as in the case of a proxy signed by another such person and running to the other of the contending parties in the proxy contest, on the same date) the written agreement, if any, which governs the manner in which such shares were voted shall control, if presented prior to the closing of the polls. If no such agreement is so presented, the vote of the majority in number of such persons voting shall control. If there is no such majority or if there are such persons each of whom has executed a proxy running to different contending parties in the proxy contest, the shares shall, for the purpose of voting, be divided equally among such persons and voted.

12.	Where shares are registered in the name of a minor under the guardianship of a designated person or in the case of a person designated as a guardian, a proxy executed by the minor shall be presumptively invalid and shall not be counted as a vote.

13.	Where shares are registered in the name of a fiduciary, a proxy signed by the registered stockholder, without indicating his fiduciary status or the beneficiary's name, shall be presumptively valid.

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14.	A proxy signed by a person who identifies himself as an administrator, executor, guardian, conservator, receiver or trustee in bankruptcy, pledgee, beneficial owner or attorney in fact and does not indicate the name of the person for whom he is acting, even though the name of the signer does not appear on the stockholder list on the record date, is presumptively valid in the absence of satisfactory evidence that the signer was not authorized to act for the stockholder.

15.	Notwithstanding any previous provision herein:

(a)	All proxies received from a broker, bank or nominee will be counted regardless of date, provided that (1) the total number of shares represented by such proxies does not exceed the sum of (A) the total number of shares registered in the name of such broker, bank or nominee plus (B) the total number of shares held for the account of such broker, bank or nominee by any depositary which has submitted an omnibus proxy authorizing such broker, bank or nominee to vote the shares held for its account, (2) no specific language has been added to any proxy, aside from the printed language on the proxy form, expressly revoking any prior proxy or proxies solicited by the same party, but any such revocation shall be given effect, and (3) a later dated proxy bearing one account number or other identifying number or symbol will revoke any earlier dated proxy which bears the same account number or other identifying number or symbol and shares (shares pursuant to the rules set forth in paragraph 3 through 6 hereof).

(b)	Except as provided in the following sentence, where the total number of shares represented by proxies submitted by a single broker or nominee exceeds the sum of (A) the total number of shares registered in the name of such broker or bank plus (B) the total number of shares held for the account of such broker or bank by any depositary which has submitted an omnibus proxy authorizing such broker or bank to vote the shares held for its account, the inspectors shall procure an explanation for the overvote, as expeditiously as possible, by telephonic statement from such broker or bank, or as the inspectors deem appropriate, and after receiving and considering such information the inspectors shall determine the manner in which the proxies shall be voted. Notwithstanding anything herein stated, in the event of such an overvote, if all of such proxies submitted by a single broker or nominee are in favor of one contestant, such proxies shall be deemed valid for a number of shares equal to the sum of (A) the total number of shares registered in the name of such broker or bank plus (B) the total number of shares held for the account of such broker or bank by any depositary which has submitted an omnibus proxy authorizing such broker or bank to vote the shares held for its account.

(c)	A broker, bank or nominee proxy may be signed in the name of the broker, bank or nominee as registered, without requiring the signature of an individual as a partner or as an officer.

16.	Notwithstanding anything herein contained, in the absence of other ambiguity, as determined by the inspectors, a broker, bank or nominee proxy which does not specify a designated number of shares shall be valid for the sum of (A) the total number of shares registered in the name of such broker, bank or nominee and (B) the total number of shares held for the account of such broker, bank or nominee by any depositary, which has submitted an omnibus proxy authorizing such broker, bank or nominee to vote the shares held for its account.

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17.	The validity of a proxy shall not be adversely affected by the fact that it is in the form of a copy, facsimile, telegram or telex, telecopy or other reliable reproduction of the original writing or electronic submission, or given via a telephonic or internet-managed voting system. Reproductions of physical proxies must bear the proper signatures (as described in detail in other sections of these Presumptions) and must be complete copies of the original documents; If there is printed matter on both sides of the form, for example, both sides of the form must be transmitted, and in a way that permits the Inspector(s) to reasonably conclude that both sides have come from the holder or his or her duly authorized representative. In the case of a telephonic or internet vote, the Inspectors must be able to ascertain that a valid "electronic signature" - such as an identifying number and/or PIN that is unique to each proxy issued and knowable only by the recipient or his or her authorized representative - has been entered and/or transmitted at the time the vote is cast, and that no vote can be cast without first entering the number and/or PIN.

18.	Where appropriate herein, the use of the word "proxy" shall be deemed to include the words "ballot" and "revocation."

19.	In determining the validity of the execution of proxies, the inspectors shall be governed by these presumptions, except as otherwise provided by the laws of the State of Washington.

20.	The intent of these presumptions is to favor giving validity to the proxies and the intent of the stockholders where discernible, and the inspectors shall act accordingly. Where a matter is not covered by these presumptions, the inspectors shall favor validity rather than invalidity of the proxies.

21.	The validity of proxies shall be determined by Washington Law, regardless of the law of the State in which executed.

####

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EXHIBIT E

FIRST FINANCIAL NORTHWEST, INC.

FINAL REPORT OF THE INSPECTOR OF ELECTION

I the undersigned, having been duly appointed to serve as the Inspector of Election for the 2012 Annual Meeting of Shareholders of First Financial Northwest, Inc., and having sworn and filed an oath to faithfully execute the duties of Inspector of Election with strict impartiality, and according to the best of my abilities, hereby certify as follows:

1.	The Annual Meeting of Shareholders was held on May 24, 2012, at 9:00 a.m. local time at the Carco Theatre, located at 1717 SE Maple Valley Highway, Renton, Washington, pursuant to notice duly given.

2.	As of March 30, 2012, there were 18,805,168 shares of common stock outstanding and entitled to vote at the meeting.

3.	There were 14,507,332 shares of stock present at the meeting in person or by proxy, or 77.15% of the shares outstanding, which constituted a quorum for the transaction of business.

4.	The undersigned canvassed the votes that were cast by ballot or by proxy on the matters presented to the meeting, and the shares present were voted as follows:

Re: Proposal 1, the election of three (3) directors:

NOMINEES	FOR	WITHHELD

Victor Karpiak	6,113,863	260,004
M. Scott Gaspard	6,237,041	137,976
Daniel L. Stevens	6,282,724	92,293
Spencer Schneider	650

Re: Proposal 2, Advisory approval of the compensation of the named executive officers:

FOR	AGAINST	ABSTAIN

5,528,841	627,566	222,059

Re: Proposal 3., Ratification of the appointment of Moss Adams LLP as the independent auditor for 2012

FOR	AGAINST	ABSTAIN

6,314,438	34,351	29,918

5.	Regarding the challenges that were made to the reported results: Two challenges were made prior to this Final Report being filed:

1.	The company's representative, Mr. A. Regan, challenged the voting of all green (opposition) proxies, on the grounds that no Master Ballot had been submitted by the named proxy for the opposition, prior to the closing of the polls.

2.	Ms. Rebecca Kral, representing Mr. Spencer Schneider, asserted that no ballot was needed; then challenged the presence of a quorum if no green proxies were to be represented in the final vote.

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My rulings, and the reasons for them, are as follows:

First, with regard to the presence of a quorum, there were 14,507,332 shares of stock present in person or by proxy at the meeting, which clearly constituted a quorum for the transaction of business at the meeting. It should be noted that the presence of a quorum, "in person or by proxy" is an entirely different matter altogether than the actual "casting of votes."

Second; no ballot was executed by the opposition proxy holder prior to the closing of the polls, and this fact was not in dispute at the meeting site. A so-called Master Ballot, sometimes referred to as the "Ballot of the Appointed Proxy" - or one of the company's own ballots that were available at the meeting - and that bore the name of the opposition candidate - must be cast by the proxy holder, or his or her duly authorized representative, in order to officially cast the votes of the holders who had given proxies to the Stilwell Group.

The polls were officially closed, after fair warning, at 9:16 a.m.

At 11:55 a.m. the Stilwell group delivered a Master Ballot to the Inspector, signed by Spencer Schneider as the proxy-holder for the opposition slate, but, as noted, the polls had long been officially closed. Accordingly, none of the votes that were 'present at the meeting" were cast for the Stilwell group, except for one ballot that was properly executed for Stillwell on the company's form.

Respectfully signed, certified and submitted this 29th day of May, 2012

/s/Raymond J. Riley
Raymond J. Riley, Inspector of Election

EXHIBIT F

John F. Neupert, P.C.

Admitted in Oregon and Washington

john.neupert@millernash.com

(503) 205-2461 direct line

(503) 205-8566 direct fax

May 29, 2012

VIA E-MAIL

Mr. John F. Breyer, Jr.

Breyer &Associates PC

8180 Greensboro Drive, Suite 785

McLean, Virginia 22102

Subject:            First Financial Northwest, Inc.

Dear Mr. Breyer:

We represent the Stilwell Group in connection with the annual meeting of First Financial Northwest, Inc. ("FFNW"), that was held on May 24, 2012.

We received today the Final Report of the Inspector of Election from Raymond J. Riley, who tabulated the votes cast at the annual meeting ("Report"). The Report does not reflect the votes cast by the Stilwell Group at the meeting by way of proxies given by shareholders to the Stilwell Group and submitted to the inspector. If those votes were counted, the Stilwell Group's nominee for director would have been elected and Mr. Karpiak removed.

FFNW is required by Washington law to count all the votes of shareholders, including those votes cast by submission of proxies. The failure of the inspector to include the votes presented by the Stilwell Group in the voting results is unlawful and deprives the shareholders of FFNW of their right to have their votes respected and their chosen nominee elected to the FFNW board of directors.

We request that FFNW correct this injustice and join with the Stilwell Group in challenging the Report and in directing the inspector to include the votes cast by the Stilwell Group in the voting results. By doing so, FFNW will prevent the disenfranchisement of shareholders who cast over 8 million votes in favor of the Stilwell Group's nominee. If FFNW does not join the Stilwell Group in correcting this injustice, the Stilwell Group will file a legal action to do so and will request that it be awarded its costs and attorney fees in doing so. FFNW should act to uphold the will of its shareholders and avoid an unnecessary court battle to have shareholder rights vindicated.

I look forward to hearing from you before the close of business Wednesday, May 30, 2012, confirming that FFNW will do the right thing.

Very truly yours,

/s/ John F. Neupert, P.C.

John F. Neupert, P.C.

cc (via e-mail): Mr. Spencer Schneider